As filed with the Securities and Exchange Commission on June 20, 2007.

Registration No. 333 -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

New York Community Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6035	06-1377322
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

615 Merrick Avenue Westbury, New York 11590 (516) 683-4100	Joseph R. Ficalora Chairman, President and Chief Executive Officer 615 Merrick Avenue Westbury, New York 11590 (516) 683-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric S. Kracov Victor L. Cangelosi Edward G. Olifer Muldoon Murphy & Aguggia LLP 5101 Wisconsin Avenue, N.W. Washington, D.C. 20016 (202) 362-0840 Facsimile: (202) 966-9409	Richard Fisch Joan S. Guilfoyle Malizia Spidi & Fisch, PC 901 New York Avenue, N.W. Washington, D.C. 20001 (202) 434-4660 Facsimile: (202) 434-4661

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the conditions to the consummation of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock, $.01 par value	11,013,826	Not Applicable	$188,887,110	$5,799

(1)	Represents the estimated maximum number of shares of common stock issuable by New York Community Bancorp, Inc. upon the consummation of the merger with Synergy Financial Group, Inc. and is computed based on the estimated maximum number of shares that may be exchanged for the securities being registered. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.
(2)	Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the average of the high and low prices of Synergy Financial Group, Inc. common stock on June 14, 2007 ($13.72) and the estimated maximum number of shares of Synergy Financial Group, Inc. common stock to be received by New York Community Bancorp, Inc. in the merger.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Proxy Statement/Prospectus is not complete and may be changed. Holders of the securities covered by the registration statement contained in this Proxy Statement/Prospectus may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This Proxy Statement/Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities nor shall there be any sale of these securities in any state where the offer, solicitation or sale is not permitted.

Subject to completion, dated June 20, 2007

To the Stockholders of Synergy Financial Group, Inc.:

A MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT!

On May 13, 2007, the Board of Directors of Synergy Financial Group, Inc. approved a merger agreement between Synergy Financial Group, Inc. and New York Community Bancorp, Inc. pursuant to which Synergy will be merged with and into New York Community. Synergy is sending you this document to ask you to vote for approval of the merger with New York Community.

If the merger is approved by Synergy stockholders and is subsequently completed, each outstanding share of Synergy common stock will be converted into the right to receive 0.80 shares of New York Community common stock. New York Community stockholders will continue to own their existing New York Community shares. The implied value of one share of Synergy common stock on May 11, 2007, the last trading day before the announcement of the merger, was $14.18, based on the closing price of New York Community common stock on that date. This implied value will fluctuate based on the price of New York Community common stock.

New York Community common stock is traded on the New York Stock Exchange under the symbol “NYB,” and Synergy common stock is traded on the Nasdaq Global Market under the symbol “SYNF.”

Your Board of Directors has determined that the merger is advisable and in the best interests of Synergy and its stockholders, and unanimously recommends that you vote “FOR” approval of the merger. The merger cannot be completed unless a majority of the votes cast at the special meeting are voted in favor of the merger. Whether or not you plan to attend the special meeting of stockholders, please take the time to vote by signing, dating and completing the enclosed proxy card and mailing it in the enclosed envelope. If you hold your shares in “street name” with a broker, bank or other nominee, check your voting instruction card to see if you can also vote by telephone or via the Internet. If you sign, date and return your proxy without indicating how you want to vote, your proxy will be voted “FOR” approval of the merger.

This proxy statement-prospectus gives you detailed information about the special meeting of stockholders to be held on •, 2007, the merger and other related matters. You should carefully read this entire document, including the appendices, and the documents incorporated by reference. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page •.

On behalf of the Board of Directors, I thank you for your prompt attention to this important matter.

Very Truly Yours,

John S. Fiore
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or has determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated •, 2007, and is first being mailed to Synergy Financial Group, Inc. stockholders on or about •, 2007.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about New York Community and Synergy from other documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. You may read and copy these documents at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov. See “Where You Can Find More Information” on page •.

You also may request copies of these documents from New York Community and Synergy. New York Community and Synergy will provide you with copies of these documents, without charge, upon written or oral request to:

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

Attention: Ilene A. Angarola, First Senior Vice President and Director of Investor Relations

Telephone: (516) 683-4420

Synergy Financial Group, Inc.

310 North Avenue East

Cranford, New Jersey 07016

Attention: Kevin M. McCloskey, Senior Vice President and Chief Operating Officer

Telephone: (908) 272-3838 ext. 3292

To ensure timely delivery before the special meeting, you should make any requests for these documents by •, 2007.

SYNERGY FINANCIAL GROUP, INC.

310 North Avenue East

Cranford, New Jersey 07016

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON •, 2007

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Synergy Financial Group, Inc. will be held at • located at •, New Jersey, at •, •.m., New Jersey time, on •, 2007, for the following purposes:

1.    To consider and vote upon a proposal to approve the merger of Synergy Financial Group, Inc. with and into New York Community Bancorp, Inc. pursuant to the Agreement and Plan of Merger by and between New York Community and Synergy dated as of May 13, 2007, as discussed in the attached proxy statement–prospectus.

2.    To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger; and

3.    To transact any other business that properly comes before the special meeting of stockholders, or any adjournments or postponements of the special meeting.

The enclosed proxy statement–prospectus describes the merger agreement and the proposed merger in detail. We urge you to read these materials carefully. The enclosed proxy statement–prospectus forms a part of this notice.

The Board of Directors of Synergy unanimously recommends that Synergy stockholders vote “FOR” the proposal to approve the merger and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger.

The Board of Directors of Synergy has fixed the close of business on •, 2007 as the record date for determining the stockholders entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important. Your proxy is being solicited by the Synergy Board of Directors. The proposal to approve the merger must be approved by a majority of the votes cast at the special meeting. Whether or not you plan to attend the special meeting in person, we urge you to vote your shares by completing and mailing the enclosed proxy card in the accompanying envelope, which requires no postage if mailed in the United States. If you hold your shares in “street name” with a broker, bank or other nominee, check your voting instruction card to see if you can also vote by telephone or via the Internet. You may revoke your proxy at any time before the special meeting. If you are a stockholder of record and attend the special meeting and vote in person, your proxy vote will not be used.

BY ORDER OF THE BOARD OF DIRECTORS,

John S. Fiore
President and Chief Executive Officer

Cranford, New Jersey

•, 2007

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	Why do New York Community and Synergy want to merge?

A:	We want to merge because we each believe that the merger is in the best interests of our stockholders and customers. For Synergy, the merger offers a means to substantially increase stockholder liquidity and expected cash dividends by combining with a much larger institution. In New York Community, Synergy believes it has found a partner that shares its community focus and that has a track record of successfully consummating and integrating merger transactions. For New York Community, the merger will further expand its franchise in New Jersey through the addition of 21 branches and the expected addition of approximately $677.7 million in deposits as of March 31, 2007. New York Community believes that, in addition to obtaining additional funding from these deposits, the merger offers an opportunity to enhance earnings through the repositioning of the post-merger balance sheet by replacing Synergy’s one-to four-family residential loans with multi-family and other higher yielding loans.

Q:	What will Synergy stockholders receive in the merger?

A:	If the merger is completed, each outstanding share of Synergy common stock will be converted into the right to receive 0.80 shares of New York Community common stock. Cash will be paid in lieu of fractional New York Community shares.

Q:	What do I need to do now?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date and mail your proxy card in the enclosed pre-paid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting. If your Synergy common stock is held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement—prospectus.

Q:	Why is my vote important?

A:	The merger must be approved by a majority of the votes cast at the special meeting.

Q:	If my broker holds my shares in “street name,” will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedures your broker provides.

Q:	What if I fail to instruct my broker to vote my shares?

A:	If you fail to instruct your broker to vote your shares, your broker will be unable to vote your shares and your shares will only be counted for the purpose of determining whether a quorum is present at the special meeting.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders of Synergy as of the close of business on the voting record date, •, 2007, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting by completing, signing and dating a proxy card or ballot. If a broker holds your shares in “street name”, then you are not the stockholder of record and you must ask your broker, bank or other nominee how you can vote your shares at the special meeting.

Q:	Can I change my vote?

A:	Yes. If you are a stockholder of record, you can change your vote after you have sent in your proxy by:

•	providing written notice to the Secretary of Synergy;

•	submitting a new signed and dated proxy card which will result in earlier proxies being revoked automatically; or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your earlier proxy vote.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow the procedures provided by your broker, bank or other nominee in order to change your vote.

Q:	Should I send in my stock certificates now?

A:	No. You should not send in your stock certificates at this time. If we complete the merger, Synergy stockholders will then need to exchange their Synergy stock certificates for New York Community stock certificates. New York Community will send you instructions for exchanging your Synergy stock certificates at that time. New York Community stockholders do not need to exchange their stock certificates as a result of the merger.

Q:	When do you expect the merger to be completed?

A:	New York Community and Synergy currently expect to complete the merger during the fourth quarter of 2007, assuming all of the conditions to completion of the merger have been satisfied or waived. However, we cannot assure you when or if the merger will occur.

Q:	Whom should I call with questions?

A:	Stockholders of Synergy should direct any questions regarding the special meeting of stockholders or the merger to Kevin M. McCloskey, Senior Vice President and Chief Operating Officer of Synergy, at (908) 272-3838 ext. 3292 or Synergy’s proxy solicitor, Georgeson Inc., at (212) 440-9800.

FORWARD-LOOKING STATEMENTS

This document, including the information presented or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) information regarding the expected future financial condition, results of operations and business of New York Community and Synergy before the merger and of New York Community after the merger; (ii) statements about the expected benefits of the merger, including future financial and operating results, cost savings, enhancements to revenues and accretion to reported earnings that may be realized from the merger; (iii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “potential,” “strive,” “try,” or other words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, loss of customers and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental and stockholder approval of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	delays or difficulties in the integration by New York Community of other acquired businesses;

•	general economic conditions and trends, either nationally or in some or all of the areas in which we and our customers conduct our respective businesses;

•	conditions in the securities markets or the banking industry;

•	changes in interest rates, which may affect our respective earnings and future cash flows, or the market values of our respective assets;

•	changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services in the markets we serve;

•	changes in the financial or operating performance of our respective customers’ businesses;

•	changes in real estate values, which could impact the quality of the assets securing the loans in our respective loan portfolios;

•	changes in the quality or composition of our respective loan or investment portfolios;

•	changes in competitive pressures among financial institutions or from non-financial institutions;

•	changes in our customer bases;

•	potential exposure to unknown or contingent liabilities of companies New York Community targets for acquisition;

•	our ability to retain key members of management;

•	our timely development of new lines of business and competitive products or services in a changing environment, and the acceptance of such products or services by our customers;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•	any interruption in customer service due to circumstances beyond our control;

•	changes in New York Community’s dividend policy;

•

the outcome of pending or threatened litigation, or of other matters before regulatory agencies, or of matters resulting from regulatory examinations, whether currently existing or commencing in the future;

•	environmental conditions that exist or may exist on properties owned by, leased by, or mortgaged to New York Community or Synergy;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•

changes in legislation, regulation, and policies, including, but not limited to, banking, securities, tax, environmental, and insurance laws, regulations, and policies, and the ability to comply with such changes in a timely manner;

•	changes in accounting principles, policies, practices, or guidelines;

•	operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which we are highly dependent;

•	the ability to keep pace with, and implement on a timely basis, technological changes;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;

•	war or terrorist activities;

•	other economic, competitive, governmental, regulatory, and geopolitical factors affecting our respective operations, pricing, and services; and

•	a materially adverse change in the financial condition or results of operations of New York Community or Synergy.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in our respective reports filed with the Securities and Exchange Commission. Synergy stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of those documents.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Except to the extent required by applicable law or regulation, neither company undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement. In addition, we incorporate by reference important business and financial information about Synergy and New York Community into this document. For a description of this information, see “Where You Can Find More Information” on page •. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page •. Each item in this summary includes a page reference directing you to a more complete description of that item.

The merger agreement is attached to this document as Appendix A. We encourage you to read the merger agreement carefully because it is the legal document that governs the merger of Synergy with and into New York Community.

Parties to the Merger

New York Community Bancorp, Inc.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is the holding company for New York Community Bank, which operates 160 banking offices in New York City, Long Island, Westchester County in New York and Essex, Union, Hudson, Monmouth, Ocean and Middlesex counties in New Jersey including the 24 branches acquired through its acquisition of PennFed Financial Services, Inc. on April 2, 2007. New York Commercial Bank operates 27 branches in Manhattan, Queens, Brooklyn, Westchester County and Long Island including 17 branches of Atlantic Bank. As of March 31, 2007, New York Community had consolidated assets of $28.0 billion, deposits of $12.4 billion and total stockholders’ equity of $3.7 billion. Following the April 2, 2007 acquisition of PennFed Financial Services, Inc., New York Community had consolidated assets of approximately $30.5 billion, deposits of approximately $14.0 billion and total stockholders’ equity of approximately $4.0 billion.

New York Community Bank operates its branches through eight local divisions, including Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, Roosevelt Savings Bank, and CFS Bank in New York, and, in New Jersey, First Savings Bank of New Jersey, Ironbound Bank, and Penn Federal Savings Bank.

The principal executive office of New York Community is located at 615 Merrick Avenue, Westbury, New York 11590, and the telephone number is (516) 683-4100.

Synergy Financial Group, Inc.

Synergy Financial Group, Inc. is the holding company for Synergy Bank and Synergy Financial Services, Inc. Synergy Bank is headquartered in Cranford, New Jersey and operates 20 banking offices in Middlesex, Monmouth and Union Counties, New Jersey. A 21st branch is scheduled to open in Mercer County in •, 2007. As of March 31, 2007, Synergy had consolidated assets of $966.5 million, deposits of $677.7 million and total stockholders’ equity of $99.6 million.

The principal executive office of Synergy is located at 310 North Avenue East, Cranford, New Jersey 07016, and the telephone number is (908) 272-3838.

The Merger (page •)

The merger agreement provides for the merger of Synergy with and into New York Community, with New York Community as the surviving corporation. It is expected that immediately after the merger is completed, Synergy Bank will be merged with and into New York Community Bank, a wholly-owned subsidiary of New York Community.

What Synergy Stockholders Will Receive In the Merger (page •)

As a result of the merger, each Synergy stockholder will receive 0.80 shares of New York Community common stock for each share of Synergy common stock held immediately before the merger. We sometimes refer to this 0.80-to-one ratio as the “exchange ratio.” New York Community will not issue any fractional shares. Synergy stockholders entitled to a fractional share instead will receive an amount in cash based on the closing sales price of New York Community common stock on the trading day immediately before the date on which the merger is completed.

Example: If you hold 113 shares of Synergy common stock at the time of the merger, you will receive 90 shares of New York Community common stock and a cash payment equal to the value of .40 shares of New York Community common stock that you otherwise would have received (113 x 0.80 = 90.40 shares).

Comparative Market Prices and Share Information (page •)

New York Community common stock is listed on the New York Stock Exchange under the symbol “NYB.” Synergy common stock is quoted on the Nasdaq Global Market under the symbol “SYNF.” The following table sets forth the closing sale prices of New York Community common stock as reported by the New York Stock Exchange and of Synergy common stock as reported by Nasdaq on May 11, 2007, the last trading day before we announced the merger, and on •, 2007, the last practicable trading day before the printing of this document. This table also shows the implied value of one share of Synergy common stock, which we calculated by multiplying the closing price of New York Community common stock on those dates by 0.80.

	New York Community Common Stock		Synergy Common Stock		Implied Value of One Share of Synergy Common Stock
At May 11, 2007		$17.73		$14.12		$14.18
At •, 2007	$	•	$	•	$	•

The market prices of both New York Community common stock and Synergy common stock will fluctuate before the merger. Therefore, you should obtain current market quotations for New York Community common stock and Synergy common stock when calculating the implied value of a share of Synergy common stock.

New York Community may from time to time repurchase shares of New York Community common stock and purchase shares of Synergy common stock. During the course of the solicitation being made by this proxy statement-prospectus, New York Community may be bidding for and purchasing shares of Synergy common stock. Synergy may not repurchase shares of Synergy common stock before the merger without New York Community’s consent. See “The Merger and the Merger Agreement—Conduct of Business Pending the Merger.”

The Merger is Structured as a Tax-Free Transaction to Synergy Stockholders (page •)

The merger has been structured to qualify as a tax-free reorganization for federal income tax purposes. Assuming the merger is a reorganization, holders of Synergy common stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of their Synergy common stock for New York Community common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of New York Community common stock.

The federal income tax consequences described above may not apply to some holders of Synergy common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Your Board of Directors Recommends Stockholder Approval of the Merger (page 31)

The Board of Directors of Synergy believes that the merger presents a unique opportunity to merge with a leading community financial institution in the New York metropolitan area.

As a result, and for the reasons given beginning on page •, Synergy’s Board of Directors unanimously approved the merger agreement. Synergy’s Board of Directors believes that the merger and the merger agreement are advisable and in the best interests of Synergy and its stockholders and unanimously recommends that you vote “FOR” approval of the merger.

Synergy’s Financial Advisor Believes the Merger Consideration is Fair to Stockholders (page • and Appendix B)

In connection with the merger, the Board of Directors of Synergy received the written opinion of its financial advisor, Sandler O’Neill & Partners, L.P., as to the fairness, from a financial point of view, of the exchange ratio. The full text of the opinion of Sandler O’Neill & Partners, L.P., dated as of the date of the merger agreement, May 13, 2007, is included in this document as Appendix B. Synergy encourages you to read the entire opinion carefully for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill & Partners, L.P. The opinion of Sandler O’Neill & Partners, L.P. is directed to Synergy’s Board of Directors and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger, or any other matter relating to the proposed transaction. Sandler O’Neill & Partners, L.P. will receive a fee for its services, including rendering the fairness opinion, in connection with the merger, a significant portion of which is contingent upon consummation of the merger.

Special Meeting of Stockholders of Synergy (page •)

Synergy will hold a special meeting of its stockholders on •, 2007, at •, •.m., New Jersey time, at •, located at •, •, New Jersey. At the special meeting of stockholders, you will be asked to vote to approve the merger.

You may vote at the special meeting of stockholders if you were a stockholder of record of Synergy common stock at the close of business on the record date of •, 2007. On that date, there were • shares of Synergy common stock outstanding and entitled to vote at the special meeting of stockholders. You may cast one vote for each share of Synergy common stock you owned on the record date, provided, however, that under Synergy’s certificate of incorporation, with limited exception, persons who beneficially own, either directly or indirectly, in excess of 10% of the outstanding shares of common stock are not entitled or permitted to vote with respect to the shares held in excess of this 10% limit.

Even if you expect to attend the special meeting of stockholders, Synergy recommends that you promptly vote by completing, signing, dating and returning your proxy card in the enclosed postage-paid envelope. If your shares are held in “street name” with a broker, bank or other nominee, check your voting instruction card to see if you can vote by telephone or via the Internet.

Stockholder Vote Required (page •)

Approval of the merger requires the affirmative vote of a majority of the votes cast at the special meeting. As of the record date, directors and executive officers of Synergy beneficially owned • shares of Synergy common stock entitled to vote at the special meeting of stockholders. This represents approximately •% of the total votes entitled to be cast at the special meeting of stockholders. These individuals have agreed to vote “FOR” approval of the merger.

Dissenters’ Rights (page •)

Synergy is incorporated under the laws of the State of New Jersey. Under the New Jersey Business Corporation Act, holders of Synergy common stock do not have the right to obtain an appraisal of the value of their shares of Synergy common stock in connection with the merger.

Interests of Synergy’s Directors and Executive Officers in the Merger that are Different from Yours (page •)

In considering the recommendation of the Board of Directors of Synergy to approve the merger, you should be aware that certain executive officers and directors of Synergy have employment and other compensation agreements or plans that give them interests in the merger that may differ from, or be in addition to, their interests as Synergy stockholders.

Conditions to the Merger (page •)

Completion of the merger depends on a number of conditions being satisfied or, in certain cases, waived, including the following:

•	Synergy stockholders shall have approved the merger agreement;

•	the accuracy of Synergy’s and New York Community’s respective representations and warranties under the merger agreement as of the date of the merger agreement and on the closing date of the merger;

•	performance in all material respects by New York Community and Synergy of their respective obligations under the merger agreement;

•

receipt of all required regulatory approvals without any condition that would have a material adverse effect on the combined company or that would materially impair the value of Synergy to New York Community, and the expiration of all statutory waiting periods;

•	no statute, rule, regulation, order, injunction or decree in existence which prohibits or makes completion of the merger or bank merger illegal;

•

no stop order suspending the effectiveness of New York Community’s registration statement, of which this document is a part, shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	the shares of New York Community common stock to be issued to Synergy stockholders in the merger shall have been approved for listing on the New York Stock Exchange;

•	since December 31, 2006, New York Community has not suffered an event that has or is reasonably likely to have a material adverse effect as defined in the merger agreement; and

•	since December 31, 2006, Synergy has not suffered an event that has or is reasonably likely to have a material adverse effect as defined in the merger agreement.

We cannot be certain when or if the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

Regulatory Approvals Required For the Merger (page •)

We cannot complete the merger without the prior approval of the Board of Governors of the Federal Reserve System (or a waiver of such approval requirement), the New York State Banking Department and the Federal Deposit Insurance Corporation. New York Community is in the process of seeking these approvals and expects to request a waiver of the approval requirement of the Federal Reserve Board. Synergy is also required to submit to the Office of Thrift Supervision, a notice relating to the merger. While we do not know of any reason why New York Community would not be able to obtain the necessary approvals or waivers in a timely manner, we cannot assure you that these approvals or waivers will be received, or what the timing may be, or that these approvals or waivers will not be subject to one or more conditions that give New York Community the right not to proceed with the merger.

No Solicitation (page •)

Synergy has agreed, subject to certain limited exceptions, not to engage in discussions with another party regarding a business combination with such other party while the merger with New York Community is pending.

Termination of the Merger Agreement (page •)

New York Community and Synergy may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Synergy stockholders have approved the merger. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by January 31, 2008, if the required regulatory approvals are not received or if the other party breaches its agreements under the merger agreement. Synergy also may terminate the merger agreement if New York Community’s stock price falls below certain thresholds set forth in the merger agreement and, in such event, New York Community does not increase the merger consideration payable to Synergy stockholders according to a prescribed formula.

Termination Fee (page •)

If the merger is terminated pursuant to specified situations in the merger agreement, Synergy may be required to pay a cash termination fee to New York Community of $6 million. The termination fee requirement may discourage other companies from trying or proposing to combine with Synergy before the merger is completed.

Certain Differences in Stockholder Rights (page •)

The rights of Synergy stockholders who continue as New York Community stockholders after the merger will be governed by Delaware law and the certificate of incorporation and bylaws of New York Community rather than by New Jersey law and the certificate of incorporation and bylaws of Synergy.

Expected Merger Completion Date (page •)

The merger will occur only after all of the conditions to its completion have been satisfied or waived. Currently, we anticipate that the merger will be completed during the fourth quarter of 2007.

Synergy’s Dividend Policy (page •)

Synergy currently pays a quarterly cash dividend of $0.06 per share. Under the terms of the merger agreement, Synergy may continue to pay a regular quarterly cash dividend of no more than $0.07 per share with payment and record dates consistent with past practice. However, the last quarterly dividend by Synergy before the effective time of the merger shall be coordinated with New York Community so that Synergy’s stockholders do not receive dividends on both Synergy common stock and New York Community common stock received in the merger during the same quarter, or fail to receive a dividend on either the Synergy common stock or the New York Community common stock to be received in the merger in respect to such quarter. Additionally, if the merger has not been consummated before the record date for New York Community’s cash dividend payable during the quarter ending December 31, 2007, in lieu of Synergy’s regular cash dividend, Synergy may pay a special cash dividend for such quarter (and for each subsequent quarter before the effective time of the merger) in a per share amount equal to the then-current New York Community cash dividend multiplied by the exchange ratio.

Risk Factors (page •)

You should carefully consider these risk factors in deciding whether to vote for approval of the merger agreement.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement.

Risks Related to the Merger

Because the market price of New York Community common stock will fluctuate, you cannot be sure of the value of the merger consideration you will receive.

Upon completion of the merger, each share of Synergy common stock will be converted into the right to receive 0.80 shares of New York Community common stock, with cash paid in lieu of fractional New York Community shares. There will be no adjustment to this exchange ratio for changes in the market price of New York Community common stock, except in limited circumstances. Accordingly, any change in the price of New York Community common stock will affect the value of the consideration you will receive in the merger. The closing prices of New York Community common stock on May 11, 2007, the last trading day prior to the public announcement of the merger, and on •, the latest practicable date prior to the printing of this proxy statement- prospectus, were $17.73 and $•, respectively, resulting in implied values per Synergy share, based on the exchange ratio, of $14.18 and $•, respectively. While Synergy will have the right to terminate the merger agreement in the event of a specified decline in the market value of New York Community common stock relative to the value of a designated market index unless New York Community elects to increase the aggregate merger consideration (see “The Merger and the Merger Agreement—Termination; Amendment; Waiver”), Synergy is not otherwise permitted to terminate the merger agreement or to re-solicit the vote of its stockholders solely because of changes in the market price of New York Community common stock.

New York Community common stock could decline in value after the merger. For example, during the twelve-month period ended on •, 2007 (the most recent practicable date before the printing of this proxy statement-prospectus), the closing price of New York Community common stock ranged from a low of $• to a high of $• and ended that period at $•. The market value of New York Community common stock fluctuates based upon a variety of factors, including general market and economic conditions, New York Community’s business and prospects and other factors, many of which are beyond New York Community’s control.

New York Community may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, New York Community’s ability to realize anticipated cost savings and to operate the business of Synergy in a manner that does not materially disrupt the existing customer relationships of Synergy nor result in decreased revenues resulting from any loss of customers, and permits growth opportunities to occur. If New York Community is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or may take longer to realize than expected.

New York Community and Synergy have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the post-merger integration process could result in the loss of key employees, the disruption of Synergy’s ongoing businesses, or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of New York Community to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

The fairness opinion obtained by Synergy from its financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Synergy has not obtained an updated opinion as of the date of this document from Sandler O’Neill & Partners, L.P., Synergy’s financial advisor. Changes in the operations and prospects of New York Community or

Synergy, general market and economic conditions and other factors which may be beyond the control of New York Community and Synergy, and on which the fairness opinion was based, may alter the value of New York Community or Synergy or the market price of New York Community common stock or Synergy common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than May 13, 2007, the date of such opinion. For a description of the opinion that Synergy received from Sandler O’Neill & Partners, L.P, please refer to “The Merger Agreement and the Merger—Fairness Opinion of Synergy’s Financial Advisor.”

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Synergy.

Until the completion of the merger, with some exceptions, Synergy is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than New York Community. In addition, Synergy has agreed to pay a termination fee to New York Community in specified circumstances. These provisions could discourage other companies from trying to acquire Synergy even though those other companies might be willing to offer greater value to Synergy’s stockholders than New York Community has offered in the merger. The payment of the termination fee could also have a material adverse effect on Synergy’s financial condition. See “The Merger Agreement and the Merger—Termination; Amendment; Waiver.”

Synergy’s directors and executive officers have interests in the merger besides those of stockholders.

Executive officers of Synergy negotiated the terms of the merger agreement with New York Community, and Synergy’s Board of Directors unanimously approved the merger agreement and recommended that Synergy stockholders vote to approve the merger. In considering these facts and the other information contained in this document, you should be aware that Synergy’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Synergy’s stockholders generally. See “The Merger Agreement and the Merger—Interests of Directors and Executive Officers in the Merger” for information about these financial interests.

Risks About New York Community

New York Community’s income is subject to interest rate risk.

New York Community’s primary source of income is net interest income, which is the difference between the interest income generated by the interest-earning assets of its principal banking subsidiaries (consisting primarily of loans and, to a lesser extent, securities) and the interest expense generated by the interest-bearing liabilities of such subsidiaries (consisting primarily of deposits and wholesale borrowings).

The level of net interest income is a function of the average balance of New York Community’s interest-earning assets, the average balance of its interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of its interest-earning assets and its interest-bearing liabilities which, in turn, are affected by such external factors as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve Board of Governors (the “FOMC”) and market interest rates.

The cost of New York Community’s deposits and short-term wholesale borrowings is largely based on short-term interest rates, the level of which is driven by the FOMC. However, the yields generated by its loans and securities are typically driven by intermediate-term (i.e., five-year) interest rates, which are set by the market and generally vary from day to day. The level of net interest income is therefore influenced by movements in such interest rates, and the pace at which such movements occur. If the interest rates on its interest-bearing liabilities increase at a faster pace than the interest rates on its interest-earning assets, the result could be a reduction in net interest income and with it, a reduction in the earnings of New York Community. New York Community’s net interest income and earnings would be similarly impacted were the interest rates on its interest-earning assets to decline more quickly than the interest rates on its interest-bearing liabilities.

In addition, such changes in interest rates could affect its ability to originate loans and attract and retain deposits; the fair value of its financial assets and liabilities; and the average life of its loan and securities portfolios.

Changes in interest rates could also have an effect on the level of loan refinancing activity which, in turn, would impact the level of prepayment penalties New York Community receives on its multi-family and commercial real estate loans. As prepayment penalties are recorded as interest income, the extent to which they increase or decrease during any given period could have a significant impact on the level of net interest income and net income generated by New York Community during that time.

In 2006, the inversion of the yield curve was exacerbated by the discrepancy between movements in short- and intermediate-term interest rates, as the level of short-term interest rates exceeded the level of intermediate-term interest rates. The result was a reduction in New York Community’s net interest income and a reduction in its net income. Should the inverted yield curve continue or become more pronounced, New York Community’s net interest income could contract further, which could have a material adverse effect on its net income and cash flows and the value of its assets.

New York Community is subject to credit risk.

Risks stemming from New York Community’s lending activities:

New York Community’s business strategy emphasizes the origination of multi-family loans and, to a lesser extent, commercial real estate, construction, and business loans, all of which are generally larger, and have higher risk-adjusted returns and shorter maturities than one-to-four family mortgage loans. At March 31, 2007, its multi-family, commercial real estate, construction and business loan portfolios totaled $19.0 billion, and represented 98.7% of total loans. Its credit risk would ordinarily be expected to increase with the growth of these loan portfolios.

While New York Community’s record of asset quality has historically been solid, multi-family and commercial real estate properties are generally believed to involve a greater degree of credit risk than one-to-four family loans. In addition, payments on multi-family and commercial real estate loans generally depend on the income produced by the underlying properties which, in turn, depends on their successful operation and management. Accordingly, the ability of New York Community’s borrowers to repay these loans may be impacted by adverse conditions in the local real estate market and the local economy. While it seeks to minimize these risks through its underwriting policies, which generally require that such loans be qualified on the basis of the property’s cash flows, appraised value, and debt service coverage ratio, among other factors, there can be no assurance that New York Community’s underwriting policies will protect it from credit-related losses or delinquencies.

Construction financing typically involves a greater degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development, compared to the estimated costs (including interest) of construction. If the estimate of value proves to be inaccurate, the loan may be under-secured. While New York Community seeks to minimize these risks by maintaining consistent lending policies and rigorous underwriting standards, a downturn in the local economy or real estate market could have a material adverse effect on the quality of its construction loan portfolio, thereby resulting in material losses or delinquencies.

Risks stemming from New York Community’s focus on lending in the New York metropolitan region:

New York Community’s business depends significantly on general economic conditions in the New York metropolitan region, where the majority of the buildings, properties and businesses securing its loans are located. Unlike larger national or superregional banks that serve a broader and more diverse geographic region, its lending is primarily concentrated in New York City and the surrounding markets of Nassau, Suffolk, and Westchester counties in New York, and Essex, Hudson, Union Monmouth, Ocean and Middlesex counties in New Jersey.

Accordingly, the ability of New York Community’s borrowers to repay their loans, and the value of the collateral securing such loans, may be significantly affected by economic conditions in the region or changes in the local real estate market. A significant decline in general economic conditions caused by inflation, recession, unemployment, acts of terrorism, or other factors beyond its control could therefore have an adverse effect on its financial condition and results of operations. In addition, because multi-family and commercial real estate loans represent the majority of its loans outstanding, a decline in tenant occupancy due to such factors or for other reasons, could adversely impact the ability of property owners to repay their loans on a timely basis, which could have a negative impact on its results of operations.

New York Community is subject to certain risks in connection with the level of its allowance for loan losses.

A variety of factors could cause New York Community’s borrowers to default on their loan payments and the collateral securing such loans to be insufficient to pay any remaining indebtedness. In such an event, it could experience significant loan losses, which could have a material adverse effect on its financial condition and results of operations.

In the process of originating a loan, New York Community makes various assumptions and judgments about the ability of the borrower to repay it timely, based on the cash flows produced by the building, property or business; the value of the real estate or other assets serving as collateral; and the creditworthiness of the borrower, among other factors.

New York Community also establishes an allowance for loan losses through an assessment of probable losses in each of its loan portfolios. Several factors are considered in this process, including historical and projected default rates and loss severities; internal risk ratings; loan size; economic, industry, and environmental factors; and loan impairment, as defined by the Financial Accounting Standards Board. If its assumptions and judgments regarding such matters prove to be incorrect, its allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on its earnings could be material.

In addition, as it continues to grow its loan portfolio, New York Community may decide to increase the allowance for loan losses by making additional provisions, which would adversely impact its operating results. Furthermore, bank regulators may require it to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of its loan portfolio, its underwriting procedures, and its loan loss allowance. Any increase in its allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on New York Community’s financial condition and results of operations.

New York Community faces significant competition for loans and deposits.

New York Community faces significant competition for loans and deposits from other banks and financial institutions, both within and beyond its local marketplace. Within the New York metropolitan region, it competes with commercial banks, savings banks, credit unions, and investment banks for deposits, and with the same financial institutions and others (including mortgage brokers, finance companies, mutual funds, insurance companies, and brokerage houses) for loans. It also competes with companies that solicit loans and deposits over the Internet.

Many of its competitors (including money center, national, and superregional banks) have substantially greater resources and higher lending limits than it does, and may offer certain services that it does not, or cannot, provide. Because its profitability stems from its ability to attract deposits and originate loans, its continued ability to compete for depositors and borrowers is critical to its success.

New York Community’s success as a competitor depends on a number of factors, including its ability to develop, maintain, and build upon long-term relationships with its customers by providing them with convenience, in the form of multiple branch locations and extended hours of service; access, in the form of alternative delivery channels, such as online banking, banking by phone, and ATMs; a broad and diverse selection of products and services; interest rates and service fees that compare favorably with those of its competitors; and skilled and knowledgeable personnel to assist its customers with their financial needs. External factors that may impact its ability to compete include changes in local economic conditions and real estate values, changes in interest rates, and the consolidation of banks and thrifts within its marketplace.

New York Community is subject to certain risks in connection with its strategy of growing through mergers and acquisitions.

Merger transactions have contributed significantly to New York Community’s growth in the past six years, and continue to be a key component of its business model. Accordingly, it is possible that it could acquire other financial institutions, financial service providers, or branches of banks in the future. However, its ability to engage in future transactions depends on its ability to identify suitable merger partners, its ability to finance and complete such acquisitions on acceptable terms and at acceptable prices, and its ability to receive the necessary regulatory approvals and, where required, shareholder approvals.

Furthermore, mergers and acquisitions, including the proposed acquisition of Synergy, involve a number of risks and challenges, including the diversion of management’s attention; the need to integrate acquired operations, internal controls, and regulatory functions; the potential loss of key employees and customers of the acquired companies; and an increase in expenses and working capital requirements.

Any of these factors, among others, could adversely affect New York Community’s ability to achieve the anticipated benefits of the acquisitions it undertakes.

New York Community may not be able to attract and retain key personnel.

To a large degree, New York Community’s success depends on its ability to attract and retain key personnel whose expertise, knowledge of its market, and years of industry experience would make them difficult to replace. Competition for skilled leaders in its industry can be intense, and it may not be able to hire or retain the people it would like to have working for it. The unexpected loss of services of one or more of its key personnel could have a material adverse impact on its business, given the specialized knowledge of such personnel, and the difficulty of finding qualified replacements on a timely basis. To attract and retain personnel with the skills and knowledge to support its business, it offers a variety of benefits which may negatively impact its earnings.

New York Community is subject to environmental liability risk associated with its lending activities.

A significant portion of New York Community’s loan portfolio is secured by real property. During the ordinary course of business, it may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, it may be liable for remediation costs, as well as for personal injury and property damage. In addition, it owns and operates certain properties that may be subject to similar environmental liability risks.

Environmental laws may require it to incur substantial expenses and may materially reduce the affected property’s value or limit its ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase its exposure to environmental liability. Although it has policies and procedures requiring the performance of an environmental site assessment before initiating any foreclosure action on real property, these assessments may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on its financial condition and results of operations.

New York Community’s business may be adversely affected by acts of war or terrorism.

Acts of war or terrorism could have a significant adverse impact on New York Community’s ability to conduct its business. Such events could affect the ability of its borrowers to repay their loans, could impair the value of the collateral securing its loans, and could cause significant property damage, thus increasing its expenses and/or reducing its revenues. In addition, such events could affect the ability of its depositors to maintain their deposits with its subsidiaries, New York Community Bank and New York Commercial Bank.

Although New York Community has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on its business which, in turn, could have a material adverse effect on its financial condition and results of operations.

New York Community is subject to changes in laws and regulations.

New York Community is subject to regulation, supervision, and examination by the New York State Banking Department, which is the chartering authority for both New York Community Bank and New York Commercial Bank; by the Federal Deposit Insurance Corporation, as the insurer of its deposits; and by the Board of Governors of the Federal Reserve System. Such regulation and supervision governs the activities in which a bank holding company and its banking subsidiaries may engage, and is intended primarily for the protection of the Deposit Insurance Fund, depositors, and the banking system in general. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including with respect to the imposition of restrictions on the operation of a bank or a bank holding company, the classification of assets by a bank, and the adequacy of a bank’s allowance for loan losses, among other matters. Any change in such regulation and supervision, whether in the form of regulatory policy, regulations, legislation, rules, orders, enforcement actions, or decisions, could have a material impact on New York Community, its subsidiary banks, and its operations.

Its operations are also subject to extensive legislation enacted, and regulation implemented, by other federal, state, and local governmental authorities, and to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. While it believes that it complies in all material respects with applicable federal, state, and local laws, rules, and regulations, it may be subject to future changes in such laws, rules, and regulations that could have a material impact on its results of operations.

New York Community is subject to litigation risk.

In the normal course of business, New York Community may become subject to various litigation matters, the outcome of which may have a direct material impact on its financial position and daily operations. Please see the discussion under Part II, Item 1 of New York Community’s Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference, for a discussion of certain existing and threatened litigation.

New York Community is subject to certain risks in connection with its use of technology.

Risks associated with systems failures, interruptions, or breaches of security:

Communications and information systems are essential to the conduct of New York Community’s business, as it uses such systems to manage its customer relationships, its general ledger, its deposits, and its loans. While it has established policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, any compromise of its security systems could deter customers from using its web site and its online banking service, both of which involve the transmission of confidential information. Although it relies on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect its systems from compromises or breaches of security.

In addition, it outsources its data processing to certain third-party providers. If its third-party providers encounter difficulties, or if it has difficulty in communicating with them, its ability to adequately process and account for customer transactions could be affected, and its business operations could be adversely effected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any systems failure, interruption, or breach of security could damage its reputation and result in a loss of customers and business, could subject it to additional regulatory scrutiny, or could expose it to civil litigation and possible financial liability. Any of these occurrences could have a material adverse effect on its financial condition and results of operations.

Risks associated with changes in technology:

The provision of financial products and services has become increasingly technology-driven. New York Community’s ability to meet the needs of its customers competitively, and in a cost-efficient manner, depends on its ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of its competitors have greater resources to invest in technology than it does and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so on its part could have a material adverse effect on its business and therefore on its financial condition and results of operations.

New York Community relies on the dividends it receives from its subsidiaries.

New York Community is a separate and distinct legal entity from its subsidiaries, and a substantial portion of the revenues it receives consists of dividends from its subsidiary banks. These dividends are the primary funding source for the dividends it pays on its common stock and the interest and principal payments on its debt. Various federal and state laws and regulations limit the amount of dividends that a bank may pay to its parent company. In addition, its right to participate in a distribution of assets upon the liquidation or reorganization of a subsidiary may be subject to the prior claims of the subsidiary’s creditors. If New York Community Bank and New York Commercial Bank are unable to pay dividends to New York Community, it may not be able to service its debt, pay its obligations, or pay dividends on its common stock. The inability to receive dividends from New York Community Bank and New York Commercial Bank could therefore have a material adverse effect on its business, its financial condition, and its results of operations, as well as its ability to maintain or increase the current level of cash dividends paid to New York Community stockholders.

Various factors could make a takeover attempt of New York Community more difficult to achieve.

While New York Community did not renew its Shareholder Rights Plan when it expired in January 2006, certain provisions of New York Community’s certificate of incorporation and bylaws, in addition to certain federal banking laws and regulations, could make it more difficult for a third party to acquire New York Community without the consent of the Board of Directors, even if doing so were perceived to be beneficial to New York Community’s shareholders. These provisions also make it more difficult to remove its current Board of Directors or management or to appoint new directors, and also regulate the timing and content of stockholder proposals and nominations, and qualification for service on the Board of Directors. In addition, New York Community has entered into employment agreements with certain executive officers that would require payments to be made to them in the event that their employment were terminated following a change in control of New

York Community or New York Community Bank and New York Commercial Bank. These payments may have the effect of increasing the costs of acquiring New York Community. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which could adversely impact the market price of its common stock. See “Discussion of Anti-Takeover Protection in New York Community Bancorp, Inc.’s Certificate of Incorporation and Bylaws.”

Various factors could impact the price and trading activity in New York Community common stock.

The price of New York Community’s common stock can fluctuate significantly in response to a variety of factors, including, but not limited to: actual or anticipated variations in New York Community’s quarterly results of operations; earnings estimates and recommendations of securities analysts; the performance and stock price of other companies that investors and analysts deem comparable to New York Community; news reports regarding trends and issues in the financial services industry; actual or anticipated changes in the economy, the real estate market, and interest rates; speculation regarding New York Community’s involvement in industry consolidation; New York Community’s capital markets activities; mergers and acquisitions involving New York Community’s peers; delays in, or a failure to realize the anticipated benefits of, an acquisition; speculation about, or an actual change in, dividend payments; changes in legislation or regulation impacting the financial services industry in particular, or publicly traded companies in general; regulatory enforcement or other actions against New York Community or New York Community Bank or New York Commercial Bank; threats of terrorism or military conflicts; and general market fluctuations. Fluctuations in stock price may make it more difficult for you to sell New York Community common stock at an attractive price.

SELECTED HISTORICAL FINANCIAL DATA FOR

NEW YORK COMMUNITY BANCORP, INC.

AND SYNERGY FINANCIAL GROUP, INC.

New York Community Bancorp, Inc. Selected Historical Financial Data

Set forth below are highlights derived from New York Community’s consolidated financial statements as of and for the years ended December 31, 2002 through 2006, and as of and for the three months ended March 31, 2007 and 2006. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations for the full year or any other interim period. New York Community’s management prepared the interim unaudited information on the same basis as it prepared New York Community’s annual audited consolidated financial statements. In the opinion of New York Community’s management, the interim information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the interim data for those dates and periods. You should read this information in conjunction with New York Community’s consolidated financial statements and related notes included in New York Community’s Annual Report on Form 10-K for the year ended December 31, 2006, and New York Community’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this proxy statement-prospectus and from which this information is derived in part. See “Where You Can Find More Information” on page •. Three-month ratios have been annualized.

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars and share amounts in thousands, except per share data)
Earnings Summary:
Interest income	$369,401	$327,635	$1,408,700	$1,179,018	$1,190,245	$776,856	$610,695
Interest expense	223,213	190,737	847,134	583,651	390,902	244,185	226,251

Net interest income	146,188	136,898	561,566	595,367	799,343	532,671	384,444
Provision for loan losses	—	—	—	—	—	—	—

Net interest income after provision for loan losses	146,188	136,898	561,566	595,367	799,343	532,671	384,444
Non-interest income (loss)	24,081	19,176	88,990	97,701	(62,303)	136,291	90,632
Non-interest expense	74,347	58,625	301,842	248,354	205,072	176,280	139,062

Income before income tax expense	95,922	97,449	348,714	444,714	531,968	492,682	336,014
Income tax expense	31,103	31,074	116,129	152,629	176,882	169,311	106,784

Net income	$64,819	$66,375	$232,585	$292,085	$355,086	$323,371	$229,230

Share Data(1):
Weighted average common shares outstanding:
Basic	293,324	266,949	284,877	260,412	259,825	189,827	180,894
Diluted	294,704	268,620	286,261	262,498	266,838	196,303	183,226
Basic earnings per common share:	$0.22	$0.25	$0.82	$1.12	$1.37	$1.70	$1.27
Diluted earnings per common share:	0.22	0.25	0.81	1.11	1.33	1.65	1.25
Cash dividends paid per common share	0.25	0.25	1.00	1.00	0.96	0.66	0.43
Book value per common share	12.58	12.39	12.56	12.43	12.23	11.40	7.29

Balance Sheet Summary:
Securities available for sale	$1,919,375	$2,209,609	$1,940,787	$2,379,214	$3,108,109	$6,277,034	$3,952,130
Securities held to maturity	2,822,398	3,186,940	2,985,197	3,258,038	3,972,614	3,222,898	549,532
Loans, net	19,201,930	18,063,742	19,567,502	16,948,697	13,317,987	10,422,078	5,443,572
Total assets	27,977,914	27,137,024	28,482,370	26,283,705	24,037,826	23,441,337	11,313,092
Total deposits	12,413,905	12,303,182	12,619,004	12,104,899	10,402,117	10,329,106	5,256,042
Stockholders’ equity	3,711,606	3,324,626	3,689,837	3,324,877	3,186,414	2,868,657	1,323,512

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in thousands)

Performance Ratios:
Return on average assets	0.92%	0.99%	0.83%	1.17%	1.42%	2.26%	2.29%
Return on average stockholders’ equity	7.19	8.04	6.57	9.15	11.24	20.74	19.95
Dividend payout ratio	113.64	100.00	123.46	90.09	72.18	39.89	34.23
Average equity to average assets	12.77	12.33	12.60	12.83	12.65	10.90	11.47
Net interest margin(2)	2.32	2.28	2.27	2.74	3.70	4.15	4.44
Efficiency ratio(3)	40.73	35.44	39.41	34.14	26.27	25.32	25.32

Asset Quality Ratios:
Allowance for loan losses to total loans	0.44%	0.44%	0.43%	0.47%	0.58%	0.75%	0.74%
Non-performing loans(4)	$24,615	$25,508	21,203	$27,563	$28,148	$34,338	$16,342
Non-performing loans to total net loans(4)	0.13%	0.14%	0.11%	0.16%	0.21%	0.33%	0.30%
Non-performing assets to total assets(5)	0.09%	0.10%	0.08%	0.11%	0.12%	0.15%	0.15%

(1)	Reflects shares issued as a result of 4-for-3 stock splits on May 21, 2003 and February 17, 2004.
(2)	Net interest margin represents net interest income divided by the average amount of interest-earning assets.
(3)	Efficiency ratio represents operating expenses divided by the sum of net interest income and non-interest income (loss).
(4)	Non-performing loans consist of all non-accrual loans and other loans delinquent 90 days or more.
(5)	Non-performing assets consist of all non-performing loans and other real estate owned.

Synergy Financial Group, Inc. Selected Historical Financial Data

Set forth below are highlights derived from Synergy’s consolidated financial statements as of and for the fiscal years ended December 31, 2002 through 2006, and as of and for the three months ended March 31, 2007 and 2006. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations for the full fiscal year or any other interim period. Synergy’s management prepared the interim unaudited information on the same basis as it prepared Synergy’s annual audited consolidated financial statements. In the opinion of Synergy’s management, the interim information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates and periods. You should read this information in conjunction with Synergy’s consolidated financial statements and related notes included in Synergy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and Synergy’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this proxy statement-prospectus and from which this information is derived in part. See “Where You Can Find More Information” on page • of this proxy statement-prospectus. Three-month ratios have been annualized.

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in thousands, except per share data)
Earnings Summary:
Interest income	$14,130	$13,276	$55,263	$46,761	$36,549	$30,199	$23,454
Interest expense	8,689	6,899	31,528	21,748	13,192	10,686	9,044

Net interest income	5,441	6,377	23,735	25,013	23,357	19,513	14,410
Provision for loan losses	56	416	969	1,860	1,492	1,115	1,077

Net interest income after provision for loan losses	5,385	5,961	22,766	23,153	21,865	18,398	13,333
Non-interest income	1,019	876	3,835	3,580	3,059	2,449	1,595
Non-interest expenses	5,083	5,166	20,316	19,680	18,305	15,524	11,697

Income before income tax expense	1,321	1,671	6,285	7,053	6,619	5,323	3,231
Income tax expense	480	622	2,190	2,560	2,416	1,911	1,200

Net income	$841	$1,049	$4,095	$4,493	$4,203	$3,412	$2,031

Share Data:
Weighted average common shares outstanding:
Basic	10,481	10,358	10,376	10,911	11,009	3,235	—
Diluted	10,910	10,671	10,760	11,306	11,276	3,260	—
Basic earnings per common share:	$0.08	$0.10	$0.39	$0.41	$0.38	$1.05	NM	(1)
Diluted earnings per common share:	0.08	0.10	0.38	0.40	0.37	1.05	NM	(1)
Cash dividends paid per common share	0.06	0.05	0.22	0.18	0.08	—	—
Book value per common share	8.75	8.27	8.65	8.25	8.36	12.24	11.32

Balance Sheet Summary:
Securities held to maturity	$74,737	$91,054	$77,917	$95,621	$110,584	$33,214	$17,407
Securities available for sale	63,615	79,972	68,417	85,319	134,360	123,779	62,303
Loans receivable, net	754,465	746,770	765,001	733,183	561,687	434,585	319,423
Total assets	966,540	979,168	986,326	973,887	860,677	628,618	431,275
Total deposits	677,687	671,170	645,816	606,471	538,916	473,535	354,142
Stockholders’ equity	99,609	93,966	98,500	95,250	104,042	40,928	37,872

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in thousands)
Performance Ratios:
Return on average assets	0.35%	0.43%	0.42%	0.49%	0.55%	0.62%	0.55%
Return on average stockholders’ equity	3.45	4.50	4.30	4.46	4.20	9.77	8.11
Dividend payout ratio	75.00	50.00	57.89	45.00	31.57	0.00	0.00
Average equity to average assets	10.16	9.65	9.68	10.97	13.20	6.37	6.74
Net interest margin(2)	2.37	2.73	2.53	2.85	3.22	3.76	4.11
Efficiency ratio(3)	78.68	71.23	73.69	68.83	69.30	70.69	73.08

Asset Quality Ratios:
Allowance for loan losses to total loans	0.78%	0.78%	0.78%	0.78%	0.78%	0.75%	0.69%
Non-performing loans(4)	$370	$359	$422	$382	$264	$348	$449
Non-performing loans to total loans, net(4)	0.05%	0.05%	0.06%	0.05%	0.05%	0.08%	0.14%
Non-performing assets to total assets(5)	0.04%	0.04%	0.04%	0.04%	0.03%	0.06%	0.10%

(1)	Not meaningful.
(2)	Net interest margin represents net interest income divided by the average amount of interest-earning assets.
(3)	Efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Non-performing loans consist of all non-accrual loans and other loans delinquent 90 days or more.
(5)	Non-performing assets consist of all non-performing loans and other real estate owned. For all periods presented, Synergy had no other real estate owned.

COMPARATIVE PER SHARE DATA

The following table provides information about New York Community’s and Synergy’s earnings per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the comparative pro forma information for the time periods shown, we have assumed that we were merged on the dates or at the beginning of the periods indicated.

The information listed as “pro forma combined” was prepared using the exchange ratio of 0.80. The information listed as “per equivalent Synergy share” was obtained by multiplying the pro forma amounts by the exchange ratio of 0.80. New York Community anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenues. The pro forma information, while helpful in illustrating the financial characteristics of New York Community following the merger under one set of assumptions, does not reflect these anticipated benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of New York Community would have been had our companies been combined during these periods.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in this document.

	New York Community Historical	Synergy Historical	Pro Forma Combined (1) (2)	Per Equivalent Synergy Share
Book value per common share:
At March 31, 2007	$12.58	$8.75	$12.38	$9.90
Cash dividends declared per common share:
Three months ended March 31, 2007	$0.25	$0.06	$0.25	$0.20
Year ended December 31, 2006	1.00	0.23	1.00	0.80
Diluted earnings per common share:
Three months ended March 31, 2007	$0.22	$0.08	$0.22	$0.18
Year ended December 31, 2006	0.81	0.38	0.82	0.66

(1)	Pro forma dividends per share represent New York Community’s historical dividends per share.
(2)	The pro forma combined book value per share of New York Community common stock is based upon the pro forma combined common stockholders’ equity for New York Community and Synergy divided by the total pro forma common shares of the combined entities.

MARKET PRICE AND DIVIDEND INFORMATION

New York Community common stock is listed on the New York Stock Exchange under the symbol NYB. Synergy common stock is listed on the NASDAQ Global Market under the symbol SYNF. The following table lists the high and low prices per share for New York Community common stock and Synergy common stock and the cash dividends declared by each company for the periods indicated.

	New York Community Common Stock			Synergy Common Stock
	High	Low	Dividends	High	Low	Dividends
Quarter Ended
March 31, 2005	$20.63	$17.10	$0.25	$13.44	$11.35	$0.04
June 30, 2005	18.64	17.19	0.25	12.44	11.01	0.05
September 30, 2005	19.04	15.85	0.25	12.50	11.70	0.05
December 31, 2005	17.29	15.69	0.25	13.00	11.32	0.05
March 31, 2006	18.23	16.33	0.25	14.53	12.36	0.05
June 30, 2006	17.70	15.70	0.25	15.40	13.88	0.06
September 30, 2006	16.85	16.06	0.25	16.25	14.71	0.06
December 31, 2006	16.86	15.70	0.25	16.60	15.75	0.06
March 31, 2007	17.62	16.08	0.25	16.69	15.04	0.06
June 30, 2007 (through •, 2007)

You should obtain current market quotations for New York Community common stock, as the market price of New York Community common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of •, 2007, there were approximately • holders of record of New York Community common stock. As of •, 2007, there were approximately • holders of record of Synergy common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of New York Community’s Board of Directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of New York Community, applicable state law and government regulations and other factors deemed relevant by New York Community’s Board of Directors.

On May 11, 2007, the trading day immediately preceding the public announcement of the merger, and on •, 2007, the last practicable trading day before the printing of this document, the closing prices of New York Community common stock as reported on the New York Stock Exchange were $17.73 per share and $• per share, respectively, and the closing prices of Synergy common stock as reported on the Nasdaq Global Market were $14.12 per share and $• per share, respectively.

SPECIAL MEETING OF SYNERGY FINANCIAL GROUP, INC. STOCKHOLDERS

Date, Place and Time

Synergy is mailing on or about •, 2007 this proxy statement-prospectus to you as a Synergy stockholder. With this document, Synergy is sending you a notice of the Synergy special meeting of stockholders and a form of proxy that is solicited by the Synergy Board of Directors. The special meeting will be held on •, 2007 at •, •.m., New Jersey time, at •, located at •, •, New Jersey.

Matter to be Considered

The purpose of the special meeting of stockholders is to vote on the approval of the merger of Synergy with and into New York Community pursuant to the merger agreement. You may also be asked to vote upon a proposal to adjourn or postpone the special meeting of stockholders for the purpose of allowing additional time to solicit proxies to vote in favor of the merger.

Proxy Card Voting, Revocation of Proxy

You should complete, sign, date and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of stockholders, regardless of whether you plan to attend. If your Synergy common stock is held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement-prospectus. If you are the record holder of your shares, you can revoke your proxy vote at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of Synergy;

•	submitting a properly executed proxy card bearing a later date before the special meeting of stockholders; or

•	voting in person at the special meeting of stockholders. However, simply attending the special meeting without voting will not revoke an earlier proxy vote.

If your shares are held in “street name” with a broker, bank or other nominee, you should follow the procedures provided by your broker, bank or other nominee regarding revocation of proxies.

All shares represented by valid proxies, and not revoked, will be voted in accordance with your instructions on the proxy card. If you sign and date your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the merger and “FOR” approval of any proposal to adjourn the special meeting. The Board of Directors is presently unaware of any other matter that may be presented for action at the special meeting of stockholders. If any other matter properly comes before the special meeting, the Board of Directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

If your shares are held in “street name” with a broker and you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote your shares.

Solicitation of Proxies

Synergy will bear the cost of the solicitation of proxies. Synergy will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Synergy has retained Georgeson Inc. to assist in the solicitation of proxies for a fee of $6,500, plus reasonable out-of-pocket expenses. In addition to solicitations by mail, Synergy’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on •, 2007 has been fixed as the record date for determining the Synergy stockholders entitled to receive notice of and to vote at the special meeting of stockholders. At that time, • shares of Synergy common stock were outstanding and entitled to vote, and were held by approximately • holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Synergy common stock entitled to vote is necessary to constitute a quorum at the special meeting of stockholders. Abstentions will be counted for the purpose of determining whether a quorum is present. Unvoted shares held in “street name” with a broker will also be counted for the purpose of determining whether a quorum is present.

In accordance with the provisions of Synergy’s certificate of incorporation, with limited exception, persons who beneficially own, either directly or indirectly, in excess of 10% of the outstanding shares of common stock are not entitled or permitted to vote with respect to the shares held in excess of this 10% limit.

Approval of the merger requires the affirmative vote of a majority of the votes cast at the special meeting of Synergy. As of the record date, directors and executive officers of Synergy beneficially owned • shares of Synergy common stock entitled to vote at the special meeting of stockholders. This represents approximately •% of the total votes entitled to be cast at the special meeting. These individuals have entered into voting agreements pursuant to which they have agreed to vote “FOR” approval of the merger.

Voting of Shares by the Synergy Financial Group, Inc. Employee Stock Ownership Plan

If any of your shares are held in the name of the Synergy Financial Group, Inc. Employee Stock Ownership Plan (the “Synergy ESOP”), you will receive with this proxy statement-prospectus a voting instruction form for those shares and a return envelope for that form. You may instruct the Synergy ESOP trustees how to vote your shares, and the ESOP trustees will, in turn, certify the totals to Synergy for the purpose of having those shares voted.

Allocated Synergy ESOP shares for which no voting instruction ballot is received and unallocated Synergy ESOP shares will be voted by the Synergy ESOP trustees, subject to their fiduciary duty, as directed by the Synergy ESOP Plan Committee. As of the record date, there are • unallocated shares of Synergy common stock held by the Synergy ESOP. Directors Davis, Eliades, Kasper, Putvinski and Spiegel serve as the Synergy ESOP trustees. John S. Fiore, President and Chief Executive Officer, Kevin A. Wenthen, Senior Vice President and Chief Administrative Officer and Janice L. Ritz, a Vice President of Synergy Bank, serve as the Synergy ESOP Plan Committee members. Before the special meeting, the Synergy ESOP Plan Committee will make its determination on the matters to be voted on in accordance with the committee’s fiduciary duty. It is anticipated that, subject to its fiduciary duty, the Synergy ESOP Plan Committee will vote the unallocated shares and shares for which no direction is received “FOR” approval of the merger and “FOR” approval of the adjournment proposal.

Voting of Shares by the Synergy Financial Group, Inc. 401(k) Plan

If any of your shares are held in the name of the Synergy Financial Group, Inc. 401(k) Plan (“Synergy 401(k) Plan”), you will receive with this proxy statement-prospectus a voting instruction form for those shares and a return envelope for that form. You may instruct the Synergy 401(k) Plan trustee how to vote your shares, and the Synergy 401(k) Plan trustee will, in turn, certify the totals to Synergy for the purpose of having those shares voted.

Synergy 401(k) Plan shares for which no voting instruction ballot is received will be voted by the Synergy 401(k) Plan trustee as directed by the Synergy 401(k) Plan Administrator, subject to the trustee’s fiduciary duty as trustee. An independent financial institution serves as trustee. Synergy’s Board of Directors acts as the Synergy 401(k) Plan Administrator. Before the special meeting, the Board, acting as the Synergy 401(k) Plan Administrator, will make its determination on the matters to be voted on in accordance with its fiduciary duty as the Synergy 401(k) Plan Administrator. It is anticipated that the Board, subject to its fiduciary duty as the Synergy 401(k) Plan Administrator, will vote the Synergy 401(k) Plan shares for which no direction is received “FOR” approval of the merger and “FOR approval of the adjournment proposal.

Dissenters’ Rights

Synergy is incorporated under the laws of the State of New Jersey. Under the New Jersey Business Corporation Act, holders of Synergy common stock do not have the right to obtain an appraisal of the value of their shares of Synergy common stock in connection with the merger.

Recommendation of the Board of Directors

The Synergy Board of Directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Board of Directors believes that the merger agreement is advisable and in the best interests of Synergy and its stockholders and unanimously recommends that you vote “FOR” approval of the merger. See “The Merger and the Merger Agreement—Recommendation of the Synergy Board of Directors and Reasons for the Merger.”

STOCK OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Synergy common stock as of •, 2007 by (i) each person known to Synergy to be the beneficial owner of more than 5% of the outstanding Synergy common stock, (ii) each director and certain executive officers of Synergy and (iii) all of Synergy’s directors and executive officers as a group.

Directors, Named Executive Officers and 5% Stockholders	Shares Beneficially Owned(1)		Percent Of Class
Synergy Financial Group, Inc. Employee Stock Ownership Plan 310 North Avenue East Cranford, New Jersey 07016	966,392	(2)	8.5%

Financial Edge Fund, L.P. 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	1,079,015	(3)	9.5%

David H. Gibbons, Jr. Chairman of the Board of Directors	83,852	(4)(5)(6)	*

John S. Fiore President and Chief Executive Officer	392,115	(7)	3.3%

Kevin M. McCloskey Senior Vice President, and Chief Operating Officer	306,676	(8)	2.6%

Kevin A. Wenthen Senior Vice President, Chief Administrative Officer and Secretary	158,269	(9)	1.3%

A. Richard Abrahamian Senior Vice President and Chief Financial Officer	22,270	(10)	*

Paul T. LaCorte Director	64,939	(4)(5)(11)	*

Albert N. Stender Director	44,157	(4)(5)	*

Nancy A. Davis Director	74,414	(4)(5)	*

Daniel M. Eliades Director	1,008	(4)	*

Kenneth S. Kasper Director	80,999	(4)(5)(12)	*

George Putvinski Director	73,215	(4)(5)(13)	*

Daniel P. Spiegel Director	15,605	(14)	*

Directors and executive officers of Synergy and Synergy Bank as a group (12 persons)	1,317,520	(14)	10.5%

*	Less than 1.0%
(1)

Beneficial ownership as of the Record Date. For Messrs. Fiore, McCloskey, Wenthen and Abrahamian, includes shares allocated to individual accounts under both the ESOP and the Synergy Financial Group, Inc.

401(k) Savings Plan. An individual is considered to beneficially own shares if he or she directly or indirectly has or shares (1) voting power, which includes the power to vote, or to direct the voting of, the shares; or (2) investment power, which includes the power to dispose, or direct the disposition of, the shares.

(2)	These shares are held in a suspense account and are allocated among participants annually on the basis of compensation as the ESOP debt is repaid. Directors Davis, Eliades, Kasper, Purvinski and Spiegel serve as members of the ESOP Trustee Committee and John S. Fiore, President and Chief Executive Officer, Kevin A. Wenthen, Senior Vice President and Janice L. Ritz, a Vice President of the Bank, serve as members of the ESOP Plan Committee. Shares which have not yet been allocated, and allocated shares for which no voting direction has been received from ESOP participants in a timely manner, are voted by the ESOP Trustee Committee as directed by the ESOP Plan Committee. Previously allocated shares for which voting direction has been received from ESOP participants and beneficiaries are voted by the ESOP Trustee Committee in accordance with such participant directions. As of •, the Record Date, • shares have not yet been allocated from the suspense account.
(3)	As reported in an amended Schedule 13D filed by the beneficial owners with the Securities and Exchange Commission on April 20, 2006. The natural persons who control the Synergy common stock held by Financial Edge Fund, L.P. are John Palmer and Richard Lashley.
(4)	Excludes 966,392 shares held under the ESOP over which such individual, as an ESOP Trustee Committee member, exercises voting power. Also excludes an aggregate total of 228,774 unvested shares held by the 2003 Restricted Stock Plan and the 2004 Restricted Stock Plan over which such individual, as an RSP trustee, exercises voting power.
(5)	Includes 29,060 shares which may be acquired pursuant to the exercise of options.
(6)	Includes 2,457 shares owned by Mr. Gibbon’s wife, which Mr. Gibbons may be deemed to beneficially own.
(7)	Includes 154,595 shares which may be acquired pursuant to the exercise of options. Also includes 26,061 shares owned by Mr. Fiore’s wife, which Mr. Fiore may be deemed to beneficially own.
(8)	Includes 18,615 shares held by the Kevin McCloskey Family, LLC for which Mr. McCloskey maintains voting control but maintains less than 5% ownership. Includes 84,848 shares which may be acquired pursuant to the exercise of options.
(9)	Includes 84,848 shares which may be acquired pursuant to the exercise of options.
(10)	Includes 12,000 shares which may be acquired pursuant to the exercise of options.
(11)	Includes 500 shares owned by Hamilton Holding Company, which Mr. LaCorte may be deemed to beneficially own.
(12)	Includes 31,537 shares owned by Mr. Kasper’s wife, which Mr. Kasper may be deemed to beneficially own.
(13)	Includes 14,892 shares owned by Mr. Putvinski’s wife, which Mr. Putvinski may be deemed to beneficially own.
(14)	Includes shares of Synergy common stock held directly as well as by spouses or minor children, in trust and other indirect ownership. Excludes shares held by the ESOP (other than shares allocated to executive officers of Synergy) over which certain directors, as ESOP Trustee Committee members, exercise shared voting power. Also excludes unvested shares held by the Synergy Financial Group, Inc., 2003 Restricted Stock Plan (the “2003 Restricted Stock Plan”) and the Synergy Financial Group, Inc. 2004 Restricted Stock Plan (the “2004 Restricted Stock Plan”) over which certain non-employee directors, as RSP Trustees, exercise shared voting power.

THE MERGER AND THE MERGER AGREEMENT

The description of the merger agreement contained in this proxy statement-prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the full text of the merger agreement, a copy of which is attached as Appendix A and is incorporated by reference herein.

The merger agreement is included as Appendix A to provide information regarding its terms. Except for its status as the contract between the parties with respect to the proposed merger, it is not intended to provide factual information about the parties. The representation and warranties contained in the merger agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties, and may be subject to limitations agreed to by the parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, they should not be relied on as statements of fact.

General

Pursuant to the merger agreement, Synergy will merge into New York Community, with New York Community as the surviving entity. Each outstanding share of Synergy common stock will be converted into the right to receive 0.80 shares of New York Community common stock. Cash will be paid in lieu of any fractional share of New York Community common stock. See “—Merger Consideration” below. It is expected that simultaneously with or immediately following the merger of Synergy and New York Community, Synergy Bank will merge with and into New York Community Bank.

Background of the Merger

Synergy’s Board of Directors and management have from time to time reviewed Synergy’s strategic alternatives, including possible acquisitions of or sales to other institutions, both internally and in meetings with Sandler O’Neill & Partners, L.P., Synergy’s financial advisor. Management and the board also engage in the preparation and ongoing review of an annual strategic plan and budget.

At the Annual Board Strategic Planning Retreat held on August 4 and 5, 2006, Sandler O’Neill led the Board and management in a discussion of strategic alternatives available to Synergy and gave a presentation related to the status of thrift and bank stocks in the market, including valuations of companies in merger transactions.

At a regular meeting of the Synergy Board of Directors held on November 28, 2006, directors received written presentation material prepared by Sandler O’Neill at Synergy’s request addressing industry trends, an overview of Synergy’s franchise and an overview of the market for financial institutions mergers and acquisitions, including potential acquirers and acquisition targets. In addition, a representative from Malizia Spidi & Fisch, PC, special legal counsel to Synergy, discussed the steps typically involved in pursuing a potential merger transaction with another institution and the fiduciary duty of the board related to reviewing and analyzing such a transaction. Following review and discussion of these matters, the board requested that representatives of Sandler O’Neill prepare additional analyses related to potential acquirers and meet with the board in January 2007 to further discuss Synergy’s strategic alternatives.

At the regular board meeting held on December 19, 2006, the Board received a memorandum from Malizia Spidi & Fisch, PC, related to the board’s fiduciary duties in reviewing its strategic alternatives. At such December 19 meeting, the board approved the formal engagement of Sandler O’Neill as Synergy’s financial advisor for a potential business combination transaction. At the regular Board meeting held on January 23, 2007, the board met with representatives of Sandler O’Neill and discussed an update related to the market for financial institutions mergers and acquisitions, including potential acquirers and more detailed profiles of potential acquirers of Synergy. In addition, the board discussed the financial projections of future earnings for Synergy on a stand-alone basis prepared by management. Following such discussions, the board authorized representatives of Sandler O’Neill to prepare a confidential offering memorandum related to Synergy and to contact potential acquirers in order to invite expressions of interest related to a proposed strategic transaction with Synergy.

Representatives of Sandler O’Neill, with the assistance of Synergy management and special counsel, prepared the confidential offering memorandum related to Synergy. On February 21, 2007, Sandler O’Neill began the process of telephoning 28 potential interested parties. Of those institutions contacted, 13, including New York Community, executed confidentiality agreements with Synergy and were provided with the confidential offering memorandum. These 13 institutions were informed that March 12, 2007 was the deadline for submitting initial indications of interest.

On March 12, 2007, Synergy received written initial indications of interest from New York Community and one other institution. As of that time, one other institution verbally conveyed to Sandler O’Neill that it might be prepared to furnish a letter of interest within one week. The board met on March 15, 2007 to discuss the two indications of interest that had been received, including New York Community’s proposal for an all-stock transaction, with a fixed exchange ratio of 0.886 New York Community shares for each Synergy share, having a value of $15.00 per Synergy share based on New York Community’s closing stock price on March 12, 2007. The other institution which submitted a written indication of interest proposed a stock and cash transaction having a per share value of between $14.50 and $15.00 per Synergy share, with Synergy stockholders having the right to elect to receive their desired form of consideration, subject to prorating such that 60% of the aggregate merger consideration would be payable in stock and 40% in cash. Each of these two parties was authorized to perform a due diligence review on Synergy and to submit an updated letter of interest to Synergy.

A special meeting of the Synergy board of directors was held on March 22, 2007 to discuss two additional letters of interest that had been received since the last board meeting. One such letter of interest from a financial institution provided for a stock and cash transaction having a per share value of between $15.25 and $16.00 per Synergy share. The board authorized this party the opportunity to perform its due diligence review on Synergy and to submit an updated letter of interest. The other letter of interest was from a privately held financial institution offering a 100% cash price. The board also authorized its representatives to meet with the privately held party offering the all cash transaction in order to ascertain whether such party had the necessary funding to complete the transaction and if there were bank regulatory matters that might pose significant obstacles or delays in consummation of such a transaction. After further discussions, the privately held party withdrew its indication of interest before conducting any due diligence review.

New York Community, and the two institutions proposing a cash and stock transaction, performed due diligence reviews between March 21 and April 3, 2007. New York Community submitted a revised written indication of interest on April 9, 2007. This revised letter provided for an exchange ratio of 0.815 shares of New York Community stock for each share of Synergy stock, having a value of $14.50 per Synergy share based on New York Community’s closing stock price on April 9, 2007. The other two parties that had submitted a written indication of interest and performed due diligence determined not to pursue the transaction.

At a special meeting of the Synergy board of directors held on April 12, 2007, with representatives of Sandler O’Neill and Malizia Spidi & Fisch, PC in attendance, the board was apprised of the developments that had occurred since the March 22, 2007 board meeting. The board reached a consensus to move forward with the process of negotiating a definitive merger agreement with New York Community. New York Community’s special legal counsel provided Synergy’s special legal counsel with a draft merger agreement on April 17, 2007. Through their respective advisors, the parties thereafter negotiated the terms of the merger agreement.

A regular meeting of the Synergy Board of Directors was held on April 24, 2007 to discuss the status of the negotiations between Synergy’s advisors and New York Community’s advisors. On April 27, 2007, New York Community further revised its indication of interest by specifying a fixed exchange ratio of 0.80 shares of New York Community for each Synergy share. At a special meeting of the Synergy board held on April 27, 2007 by telephone conference, representatives of Sandler O’Neill advised the board of the change in the exchange ratio being proposed by New York Community. During such April 27th board meeting, the Chairman of the Synergy Board called a special meeting of the board to be held on April 30, 2007 to discuss the status of negotiations with New York Community.

At the special meeting of the board held on April 30, 2007, with representatives of Sandler O’Neill and Malizia Spidi & Fisch, PC in attendance, the board discussed the status of negotiations with New York Community. At such meeting, representatives of Sandler O’Neill presented an update related to the market for financial institutions mergers and a discussion of strategic alternatives available to Synergy. Following such discussion, the board reached a consensus to continue the process of negotiating a definitive merger agreement with New York Community. Synergy’s advisors and special legal counsel performed on-site due diligence with respect to New York Community on May 4, 2007. On May 6, 2007, at a special meeting of the board, the board further discussed the status of negotiations with New York Community and authorized its management and its advisors to continue negotiations with New York Community.

On May 10, 2007, members of the Synergy board received copies of the negotiated definitive agreement and a summary of the proposed transaction. The board held a special meeting on May 11, 2007, with representatives of Sandler O’Neill and Malizia Spidi & Fisch, PC in attendance, to discuss the status of negotiations with New York Community and the proposed transaction as presented in the Agreement and Plan of Merger. A representative of Malizia Spidi & Fisch, PC provided an overview of the terms of the merger agreement and a discussion of the directors’ fiduciary duties in the context of the proposed transaction and responded to questions raised by the directors. Representatives of Sandler O’Neill made a presentation regarding the fairness of the proposed exchange ratio to Synergy stockholders from a financial point of view and delivered its opinion that, as of the market close on May 11, 2007 and subject to the qualifications and limitations set forth in the opinion, the proposed exchange ratio was fair from a financial point of view to Synergy’s stockholders. Sandler O’Neill and Malizia Spidi & Fisch, PC also reported to the Synergy board on the results of the due diligence investigation of New York Community. Following these presentations, discussion among the directors and questions from the board addressed to both Sandler O’Neill and Malizia Spidi & Fisch, PC, the Synergy board approved an amendment of the Directors Change in Control Severance Plan to reduce the maximum benefit payment under such plan to $70,000 from $120,000 and an increase in the cash dividend rate on Synergy common stock from $0.06 per share to $0.07 per share effective with the payment of the next regular quarterly cash dividend following such meeting. In addition, the board by a unanimous vote approved the Agreement and Plan of Merger between Synergy and New York Community. The Chairman of the Board called for the board meeting to adjourn and to reconvene on May 12, 2007. The board re-convened the special meeting of the board on May 12, 2007, and following additional discussion, confirmation that New York Community had no objection to Synergy’s action increasing its regular quarterly dividend to $0.07 per share, and confirmation by Sandler O’Neill of its fairness opinion, presented on May 11, 2007, that the fairness of the proposed exchange ratio to Synergy stockholders from a financial point of view, the board by a unanimous vote ratified and approved the Agreement and Plan of Merger between Synergy and New York Community. On May 13, 2007 the parties executed the merger agreement and issued a joint press release announcing the merger agreement.

Recommendation of the Synergy Board of Directors and Reasons for the Merger

The Synergy board has unanimously determined that the merger is fair to, and in the best interests of, Synergy and its stockholders. In arriving at this determination and approving and recommending the merger agreement, the Synergy board, among other things, consulted with Sandler O’Neill with respect to the financial aspects and fairness of the merger consideration to the Synergy stockholders from a financial point of view and with its legal counsel as to the legal duties of the board and the other terms of the merger agreement.

In connection with its review and approval of the merger agreement, the board also considered numerous factors, including the following positive and negative factors:

Positive Factors

•

The board’s understanding of the results that could be expected to be obtained by Synergy if it continued to remain independent and the benefits and risks to stockholders of such a course as compared with the value of the merger consideration being offered by New York Community;

•

The financial analyses presented by Sandler O’Neill, Synergy’s financial advisor and the opinion of Sandler O’Neill dated May 13, 2007 to the effect that, as of that date, and subject to the qualifications contained therein, the merger consideration was fair to the stockholders of Synergy from a financial point of view;

•

The substantially increased liquidity afforded by an investment in the common stock of New York Community and the expected substantial dividend increase Synergy stockholders would receive. See “Risk Factors—Risks About New York Community—New York Community relies on the dividends it receives from its subsidiaries” regarding New York Community’s ability to maintain or increase the current level of cash dividends paid to its stockholders;

•	The value of the merger consideration being offered as compared to the book value and earnings per share of the Synergy common stock;

•

Synergy’s positive perception about New York Community and its prospects due to its understanding of and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of New York Community including the results of its due diligence review of New York Community;

•

The Synergy board’s belief that pursuing the merger with New York Community would be more advantageous to stockholders than remaining independent due to the current and prospective environment in which Synergy operates, including national, regional, and local economic conditions, the competitive environment for banks and other financial institutions generally, the increased regulatory burdens on financial institutions generally, the trend toward consolidation in the banking industry and in the financial services industry, and the likely effects of these factors on Synergy in light of, and in the absence of, the proposed merger with New York Community;

•	New York Community’s record of obtaining timely regulatory approval of similar transactions and of successfully consummating and integrating other merger transactions;

•

The increase in the variety of products and services that would be available to customers of Synergy and the communities served by Synergy and the wider market area that the combined entity would serve;

•

The fact that the exchange of Synergy stock for New York Community stock in the proposed transaction is intended to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes;

•	The perceived ability of New York Community to receive the requisite regulatory approvals in a timely manner; and

•

The terms and conditions of the merger agreement, including the parties’ respective representations and warranties, New York Community’s agreement that Synergy could increase its current quarterly dividend pending the effective date of the merger transaction, the conditions to closing the transaction, and termination provisions which the board believes provide adequate assurances about the current operations of New York Community.

Negative Factors

•	Former Synergy stockholders would own a much smaller percentage of New York Community than they did of Synergy and accordingly would have less influence in the outcome of any stockholder votes;

•

The economic value of the merger consideration on the date of announcement of the transaction was below the average trading price of Synergy’s stock during the one year period before the transaction announcement;

•

Synergy’s board’s concern regarding New York Community’s ability to maintain or increase the current level of cash dividends paid to its stockholders; See “Risk Factors—Risks About New York Community—New York Community relies on the dividends it receives from its subsidiaries;”

•

The merger agreement provides for Synergy’s payment of a termination fee of $6 million to New York Community if the merger agreement is terminated under certain limited circumstances, although this factor was mitigated somewhat by the fact that such circumstances would generally involve entering into a definitive agreement for an alternative acquisition transaction with a third party; and

•

The merger agreement limits Synergy’s ability to solicit or discuss alternative transactions during the pendency of the merger, although this was mitigated by the fact that Synergy’s board is permitted, in certain circumstances in the exercise of its fiduciary duties, to engage in discussions with parties who submit an unsolicited proposal.

The Synergy board of directors also considered that some of its officers and directors have interests in the merger, described under “—Interests of Management and Others in the Merger,” that are in addition to and different from their interests as Synergy stockholders. This discussion of the information and factors considered by the Synergy board is not exhaustive, but includes all material factors considered by the Synergy board of directors. In view of the wide variety of factors considered by the board in connection with its evaluation of the merger and the complexity of these matters, the board did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Synergy board evaluated the factors described above, including asking questions of Synergy’s management and Synergy’s legal and financial advisors, and reached the unanimous decision that the merger was in the best interests of Synergy and Synergy’s stockholders. In considering the factors described above, individual members of the Synergy board of directors may have given different weights to different factors. The Synergy board considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

The Synergy board of directors determined that the merger, the merger agreement, and the transactions contemplated thereby are advisable, fair to, and in the best interests of Synergy and its stockholders. Accordingly, the Synergy board of directors unanimously approved and adopted the merger agreement and unanimously recommends that Synergy stockholders vote “FOR” the approval of the merger and of the merger agreement.

Fairness Opinion of Synergy’s Financial Advisor

By letter dated December 19, 2006, Synergy retained Sandler O’Neill & Partner, L.P. (“Sandler O’Neill”) to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O’Neill is a nationally-recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Synergy in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the May 11 and May 12, 2007 meeting at which Synergy’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the exchange ratio was fair to Synergy’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix B to this proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Synergy shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Synergy board and is directed only to the fairness of the exchange ratio to Synergy shareholders from a financial point of view. It does not address the underlying business decision of Synergy to engage in the merger or any other aspect of the merger and is not a recommendation to any Synergy shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its May 11 and May 12, 2007 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Synergy that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of New York Community that Sandler O’Neill deemed relevant;

(4)	internal financial projections for Synergy for the year ending December 31, 2007 prepared by and discussed with senior management of Synergy;

(5)	earnings per share estimates for New York Community for the years ending December 31, 2007 and 2008 as published by I/B/E/S and discussed with senior management of New York Community;

(6)	the pro forma financial impact of the merger on New York Community, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and certain balance sheet restructuring initiatives discussed with the senior managements of Synergy and New York Community;

(7)	the publicly reported historical price and trading activity for Synergy’s and New York Community’s common stock, including a comparison of certain financial and stock market information for Synergy and New York Community with similar publicly available information for certain other companies, the securities of which are publicly traded;

(8)	the financial terms of certain recent business combinations in the thrift industry, to the extent publicly available;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Synergy the business, financial condition, results of operations and prospects of Synergy, management’s views of the strategic rationale for the merger and the strategic alternatives available to Synergy. Sandler O’Neill also discussed with certain members of senior management of New York Community the business, financial condition, results of operations and prospects of New York Community.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise provided to Sandler O’Neill by Synergy, New York Community, or its respective representatives, and has assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill has relied on the assurances of the respective managements of Synergy and New York Community that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. Sandler O’Neill was not asked to and has not undertaken an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities, contingent or otherwise, of Synergy or New York Community or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Synergy or New York Community, nor did it review any individual credit files relating to Synergy or New York Community. With Synergy’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Synergy and New York Community were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal financial projections provided to Sandler O’Neill by senior management of Synergy and the publicly available earnings estimates for New York Community used by Sandler O’Neill in its analyses, Synergy’s and New York Community’s management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of Synergy’s and New York Community’s management of the respective future financial performances of Synergy and New York Community and Sandler O’Neill has assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings and the estimated impact of the proposed balance sheet restructuring reviewed with the senior management of New York Community, management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such management and has assumed that such performances would be achieved. Sandler O’Neill expresses no opinion as to such financial estimates and projections or the assumptions on which they are based. Sandler O’Neill also assumed that there has been no material change in Synergy’s and New York Community’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to it and that Synergy and New York Community will remain as going concerns for all periods relevant to its analyses and that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections. Finally, with Synergy’s consent, Sandler O’Neill relied upon the advice that Synergy received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the Agreement.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Synergy or New York Community and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Synergy or New York Community and the companies to which they are being compared.

Sandler O’Neill’s opinion was necessarily based upon financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date of its opinion.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Synergy, New York Community and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Synergy board at its May 11 and May 12, 2007 meetings. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Synergy’s common stock or New York Community’s common stock or the prices at which Synergy’s or New York Community’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of New York Community’s common stock on May 11, 2007 of $17.73 per share, a fixed exchange ratio of 0.80, and the exchange of all of Synergy’s shares into shares of New York Community in the merger, Sandler O’Neill calculated an implied transaction value of $14.18 per share. Based upon per-share financial information for Synergy for the twelve months ended March 31, 2007, Sandler O’Neill calculated the following ratios:

Transactions Ratios

Transaction value/Last 12 months’ earnings per share	39.4	x
Transaction value/Stated book value per share	162.1%
Transaction value/Tangible book value per share	163.1%
Tangible book premium/Core deposits(1)	12.3%
Premium to market(2)	0.5%

(1)	Assumes Synergy’s total core deposits are $566 million. Excludes certificates of deposit greater than $100,000.
(2)	Based on Synergy’s closing price of $14.12 per share as of May 11, 2007.

The aggregate offer value was approximately $168 million, based upon 11.4 million shares of Synergy common stock outstanding and including the intrinsic value of options to purchase an aggregate of 1.3 million shares with a weighted average strike price of $8.68 per share.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Synergy’s common stock since its second-step stock offering on January 20, 2004 and for the six-month period ended May 11, 2007. As described below, Sandler O’Neill then compared the relationship between the movements in the prices of Synergy’s common stock to movements in the prices of the Nasdaq Bank Index, S&P Bank Index, S&P 500 Index and the weighted average (by market capitalization) performance of composite peer groups of publicly traded regional savings institutions selected by Sandler O’Neill. During the period since its second-step stock offering, Synergy generally outperformed each of the indices to which it was compared. During the six-month period ended May 11, 2007, Synergy underperformed each of the indices to which it was compared.

Synergy’s Stock Performance

	Beginning Index Value January 20, 2004	Ending Index Value May 11, 2007
Synergy	100.00%	129.54%
Synergy Peer Group(1)	100.00	83.81
Nasdaq Bank Index	100.00	110.38
S&P Bank Index	100.00	119.04
S&P 500 Index	100.00	131.22

	Beginning Index Value November 10, 2006	Ending Index Value May 11, 2007
Synergy	100.00%	86.63%
Synergy Peer Group(1)	100.00	91.43
Nasdaq Bank Index	100.00	97.80
S&P Bank Index	100.00	101.02
S&P 500 Index	100.00	109.05

(1)	The peer group for Synergy used in the stock performance analysis was comprised of the regional savings institutions used in the Synergy comparable group analysis shown below.

Sandler O’Neill also reviewed the history of the reported trading prices and volume of New York Community’s common stock for the six-month, one-year, and three-year periods ended May 11, 2007. As described below, Sandler O’Neill then compared the relationship between the movements in the prices of New York Community’s common stock to movements in the prices of the Nasdaq Bank Index, S&P 500 Index and the weighted average (by market capitalization) performance of composite peer groups of publicly traded regional savings institutions selected by Sandler O’Neill. During the six-month period ended May 11, 2007, New York Community generally outperformed each of the indices to which it was compared. During the one-year period ended May 11, 2007, New York Community generally outperformed the Nasdaq Bank Index and its peer group but underperformed compared to the S&P 500 Index. During the three-year period ended May 11, 2007, New York Community generally underperformed each of the indices to which it was compared.

New York Community’s Stock Performance

	Beginning Index Value November 10, 2006	Ending Index Value May 11, 2007
New York Community	100.00%	110.26%
New York Community Peer Group(1)	100.00	95.94
Nasdaq Bank Index	100.00	96.87
S&P 500 Index	100.00	108.01

	Beginning Index Value May 12, 2006	Ending Index Value May 11, 2007
New York Community	100.00%	104.60%
New York Community Peer Group(1)	100.00	97.04
Nasdaq Bank Index	100.00	102.42
S&P 500 Index	100.00	116.62

	Beginning Index Value May 14, 2004	Ending Index Value May 11, 2007
New York Community	100.00%	75.13%
New York Community Peer Group(1)	100.00	115.44
Nasdaq Bank Index	100.00	117.68
S&P 500 Index	100.00	137.43

(1)	The peer group for New York Community was comprised of the regional savings institutions used in the New York Community comparable group analysis shown below.

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Synergy and New York Community with groups of financial institutions selected by Sandler O’Neill for Synergy and New York Community, respectively. For Synergy, the peer group consisted of all nationwide savings institutions (“Nationwide Peer Group”), the following publicly traded savings institutions in New York, New Jersey, and Pennsylvania each having assets between $600 million and $3.3 billion (“Regional Peer Group), and the following companies that have undergone a conversion transaction in 2003 and 2004 (“Conversion Peer Group”):

Regional Peer Group:

American Bancorp of New Jersey, Inc.	Pamrapo Bancorp, Inc.

Dime Community Bancshares, Inc.	Provident New York Bancorp

Flushing Financial Corporation	TF Financial Corporation

Harleysville Savings Financial Corporation	Willow Financial Bancorp, Inc

OceanFirst Financial Corp

Conversion Peer Group:

Bank Mutual Corporation	Partners Trust Financial Group, Inc.

CCSB Financial Corp.	Provident Financial Services, Inc.

Community First Bancorp, Inc.	Provident New York Bancorp

DSA Financial Corporation	Rainier Pacific Financial Group, Inc.

First Niagara Financial Group, Inc.	Roebling Financial Corp, Inc.

Jefferson Bancshares, Inc.	SE Financial Corp.

KNBT Bancorp, Inc.	Third Century Bancorp

NewAlliance Bancshares, Inc	Wayne Savings Bancshares, Inc.

The analysis compared publicly available financial information for Synergy as of and for the twelve months ended March 31, 2007 with that of the Synergy peer groups as of and for the twelve month period ended March 31, 2007, if available, and otherwise as of and for the twelve month period ended December 31, 2006. The following table below sets forth the data for Synergy and the median data for the Synergy peer groups, with pricing data as of May 11, 2007.

Comparable Group Analysis

	Synergy		Regional Peer Group		Conversion Peer Group		Nationwide Group
Total assets ($ million)	$967		$1,790		$656		$410
Market capitalization ($ million)	$161		$204		$109		$62
Tangible equity/tangible assets	10.25%		7.05%		11.89%		9.37%
Loans / Assets	78.2%		78.0%		—		73.7%
Loans / Deposits	112.2%		106.6%		—		104.1%
Last twelve months’ return on average assets	0.39%		0.75%		—		0.57%
Last twelve months’ return on average equity	4.0%		8.1%		—		5.4%
Net interest margin	2.42%		3.10%		—		3.10%
Fee income ratio	14.9%		11.9%		—		15.1%
Efficiency ratio	75.2%		66.8%		—		72.4%
Price/ last twelve months’ earnings per share	41.3	x	17.8	x	31.8	x	22.6	x
Price/ 2007 estimated earnings per share(1)	40.3	x	19.5	x	—		17.5	x
Price/book value per share	161.3%		—		108.8%		—
Price/tangible book value per share	162.3%		179.4%		142.5%		137.1%

(1)	Synergy’s 2007 estimated earnings per share based on management’s estimate.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for New York Community with the following publicly traded regional savings institutions each having assets greater than $3 billion and publicly traded nationwide savings institutions each having assets greater than $15 billion:

Regional Peer Group:

Astoria Financial Corp.	Hudson City Bancorp Inc.

Dime Community Bancshares Inc.	NewAlliance Bancshares Inc.

First Niagara Financial Group	Provident Financial Services

Nationwide Peer Group:

Astoria Financial Corp.	Sovereign Bancorp Inc.

Downey Financial Corp.	Washington Mutual Inc.

Hudson City Bancorp Inc.

The analysis compared publicly available financial information for New York Community with that of each of the companies in the New York Community peer groups as of and for the twelve months ended March 31, 2007, if available, otherwise as of and for the twelve month period ended December 31, 2006. The table below sets forth the data for New York Community and the median data for the New York Community peer groups, with pricing data as of May 11, 2007.

Comparable Group Analysis

	New York Community	Regional Peer Group	Nationwide Peer Group
Total assets ($ million)	$27,978	$7,980	$37,465
Market capitalization ($ million)	$5,255	$1,617	$7,291
Tangible equity/ tangible assets	5.69%	9.73%	5.78%
Last twelve months’ return on average assets	0.81%	0.87%	0.85%
Last twelve months’ return on average equity	6.4%	6.0%	13.0%
Price/ last twelve months’ earnings per share	22.4x	18.5x	14.1x
Price/ 2007 estimated earnings per share	19.1x	21.1x	17.7x
Price/tangible book value per share	358.6%	209.8%	210.7%
LTM Dividend yield	5.69%	2.40%	2.34%

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 28 merger transactions announced nationwide from January 1, 2006 through May 11, 2007 involving acquisitions of savings institutions with announced transaction values between $15 million and $500 million. Sandler O’Neill also reviewed 11 merger transactions announced in Connecticut, Delaware, Maryland, New Jersey, New York, and Pennsylvania from January 1, 2005 through May 11, 2007 involving acquisitions of savings institutions with announced transaction values between $15 million and $500 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings, transaction price to this year’s estimated earnings, transaction price to tangible book value, tangible book premium to deposits, and tangible book premium to core deposits, and computed mean and median multiples and premiums for the transactions. The median multiples from the nationwide group and the median multiples for the regional group were applied to Synergy’s financial information as of and for the twelve months ended March 31, 2007. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values per share of Synergy’s common stock of $7.88 to $17.59 based upon the median multiples for the nationwide group and $10.10 to $19.05 based upon the median multiples for the regional group.

Comparable Transaction Metrics

	Median Nationwide Metric		Implied Value	Median Regional Metric		Implied Value
Transaction price/ last twelve months earnings per share	23.56	x	$8.43	28.25	x	$10.10
Transaction price/ estimated 2007 earnings per share(1)	22.53	x	$7.88	38.15	x	$13.35
Transaction price/Tangible book value	202.2%		$17.59	219.0%		$19.05
Tangible book premium/Core deposits(2)	13.56%		$15.95	14.03%		$16.21

(1)	Based on management’s estimate.
(2)	Assumes Synergy’s core deposits total $566 million.

Discounted Cash Flow Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of Synergy through December 31, 2010 under various circumstances, assuming Synergy’s dividend payout ratio of 66.7% over the last 12 months and that Synergy performs in accordance with the earnings and growth projections reviewed with and confirmed by management of Synergy. To approximate the terminal value of Synergy common stock at December 31, 2010, Sandler O’Neill applied price/earnings multiples ranging from 15x to 30x and multiples of tangible book value ranging from 125% to 200%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 12.0% to 15.0%, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Synergy common stock.

As illustrated in the following tables, this analysis indicated an imputed range of values per share of Synergy common stock of $4.40 to $8.85 when applying the price/earnings multiples and $7.70 to $13.09 when applying multiples of tangible book value.

Earnings Per Share Multiples

	15.0x	18.0x	21.0x	24.0x	27.0x	30.0x
12.0%	$4.85	$5.65	$6.45	$7.25	$8.05	$8.85
12.5%	$4.77	$5.56	$6.34	$7.13	$7.91	$8.70
13.0%	$4.69	$5.46	$6.24	$7.01	$7.78	$8.55
13.5%	$4.62	$5.37	$6.13	$6.89	$7.65	$8.41
14.0%	$4.54	$5.29	$6.03	$6.78	$7.52	$8.27
14.5%	$4.47	$5.20	$5.93	$6.66	$7.40	$8.13
15.0%	$4.40	$5.12	$5.84	$6.55	$7.27	$7.99

Tangible Book Value Percentages

	125%	140%	155%	170%	185%	200%
12.0%	$8.52	$9.43	$10.35	$11.26	$12.18	$13.09
12.5%	$8.37	$9.27	$10.17	$11.07	$11.97	$12.87
13.0%	$8.23	$9.11	$10.00	$10.88	$11.77	$12.65
13.5%	$8.09	$8.96	$9.83	$10.70	$11.57	$12.43
14.0%	$7.96	$8.81	$9.66	$10.52	$11.37	$12.22
14.5%	$7.82	$8.66	$9.50	$10.34	$11.18	$12.02
15.0%	$7.70	$8.52	$9.34	$10.17	$10.99	$11.81

In addition, the terminal value of Synergy’s common stock at December 31, 2010 was calculated using a range of price to last twelve months earnings multiples (13x to 23x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25.0% under budget to 25.0% over budget, using a discount rate of 13.7% for the tabular analysis. As illustrated in the following table, this analysis indicated an imputed range of values per share for Synergy’s common stock of $3.26 to $8.03 when applying price to earnings multiples to the -25.0% / +25.0% budget range.

With Budget Variance:

Earnings Per Share Multiples

	13.0x	15.0x	17.0x	19.0x	21.0x	23.0x
-25.0%	$3.26	$3.64	$4.02	$4.39	$4.77	$5.14
-20.0%	$3.43	$3.83	$4.23	$4.63	$5.03	$5.43
-15.0%	$3.59	$4.02	$4.44	$4.87	$5.29	$5.72
-10.0%	$3.75	$4.20	$4.66	$5.11	$5.56	$6.01
-5.0%	$3.92	$4.39	$4.87	$5.34	$5.82	$6.30
0.0%	$4.08	$4.58	$5.08	$5.58	$6.08	$6.59
5.0%	$4.24	$4.77	$5.29	$5.82	$6.35	$6.87
10.0%	$4.40	$4.96	$5.51	$6.06	$6.61	$7.16
15.0%	$4.57	$5.14	$5.72	$6.30	$6.87	$7.45
20.0%	$4.73	$5.33	$5.93	$6.54	$7.14	$7.74
25.0%	$4.89	$5.52	$6.15	$6.77	$7.40	$8.03

Sandler O’Neill also performed an analysis that estimated the future stream of after-tax cash flows of New York Community through December 31, 2010 under various circumstances, assuming New York Community’s dividend payout ratio of 100% and that New York Community performs in accordance with the publicly available I/B/E/S earnings estimates projections through 2008. To approximate the terminal value of New York Community’s common stock at December 31, 2010, Sandler O’Neill applied price/earnings multiples ranging from 12x to 22x and multiples of tangible book value ranging from 125% to 375%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 12.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of New York Community common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of New York Community common stock of $12.87 to $23.38 when applying the price/earnings multiples and $7.46 to $18.02 when applying multiples of tangible book value.

Earnings Per Share Multiples

	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.0%	$14.20	$16.04	$17.87	$19.71	$21.55	$23.38
9.5%	$13.96	$15.77	$17.57	$19.37	$21.18	$22.98
10.0%	$13.74	$15.51	$17.28	$19.05	$20.82	$22.59
10.5%	$13.51	$15.25	$16.99	$18.73	$20.47	$22.21
11.0%	$13.29	$15.00	$16.71	$18.42	$20.12	$21.83
11.5%	$13.08	$14.75	$16.43	$18.11	$19.79	$21.46
12.0%	$12.87	$14.51	$16.16	$17.81	$19.46	$21.11

Tangible Book Value Multiples

	125%	175%	225%	275%	325%	375%
9.0%	$8.17	$10.14	$12.11	$14.08	$16.05	$18.02
9.5%	$8.04	$9.97	$11.91	$13.84	$15.78	$17.71
10.0%	$7.92	$9.82	$11.72	$13.62	$15.52	$17.42
10.5%	$7.80	$9.66	$11.53	$13.40	$15.26	$17.13
11.0%	$7.68	$9.51	$11.35	$13.18	$15.01	$16.84
11.5%	$7.57	$9.37	$11.17	$12.97	$14.77	$16.56
12.0%	$7.46	$9.22	$10.99	$12.76	$14.53	$16.29

In addition, the terminal value of New York Community’s common stock at December 31, 2010 was calculated using a range of price to last twelve months earnings multiples (12x to 22x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25.0% under budget to 25.0% over budget, using a discount rate of 10.4% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for New York Community’s common stock of $10.95 to $27.12 when applying the price to earnings multiples to the -25.0% / +25.0% budget range.

With Budget Variance:

Earnings Per Share Multiples

	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
-25.0%	$10.95	$12.26	$13.57	$14.88	$16.20	$17.51
-20.0%	$11.48	$12.87	$14.27	$15.67	$17.07	$18.47
-15.0%	$12.00	$13.49	$14.97	$16.46	$17.94	$19.43
-10.0%	$12.53	$14.10	$15.67	$17.24	$18.82	$20.39
-5.0%	$13.05	$14.71	$16.37	$18.03	$19.69	$21.35
0.0%	$13.57	$15.32	$17.07	$18.82	$20.57	$22.31
5.0%	$14.10	$15.93	$17.77	$19.60	$21.44	$23.28
10.0%	$14.62	$16.55	$18.47	$20.39	$22.31	$24.24
15.0%	$15.15	$17.16	$19.17	$21.18	$23.19	$25.20
20.0%	$15.67	$17.77	$19.87	$21.96	$24.06	$26.16
25.0%	$16.20	$18.38	$20.57	$22.75	$24.94	$27.12

In connection with its analyses, Sandler O’Neill considered and discussed with the Synergy board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the fourth quarter of 2007; (2) 100% of the Synergy shares are exchanged for shares of New York Community common stock at an exchange ratio of 0.80; (3) earnings per share projections for Synergy for 2007 are based on management’s projections and those of New York Community are consistent with per share estimates for 2007 and 2008 as published by I/B/E/S; and (4) transaction expenses, purchase accounting adjustments, cost savings and certain balance sheet restructuring with the senior managements of Synergy and New York Community.

Based upon those assumptions, Sandler O’Neill’s analysis indicated that at December 31, 2008, the merger would be accretive to New York Community’s earnings per share and that at December 31, 2008, the merger would be accretive to New York Community’s tangible book value per share. From the perspective of a Synergy shareholder, the analysis indicated that at December 31, 2007, the merger would be accretive to Synergy’s earnings per share, dilutive to tangible book value per share and accretive to dividends per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill Relationship. Synergy has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $1.684 million (based on the closing price of New York Community’s common stock as of May 11, 2007), of which $569,949 has been invoiced and the balance of which is contingent, and payable, upon closing of the merger. Sandler O’Neill has also received a fee of $150,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. Synergy has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has, in the past, provided certain investment banking services to both Synergy and New York Community and has received compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Synergy and New York Community and their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of Synergy and/or New York Community or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Merger Consideration

Under the terms of the merger agreement, each outstanding share of Synergy common stock will convert into the right to receive 0.80 shares of New York Community common stock. No fractional shares of New York Community will be issued in connection with the merger. Instead, New York Community will make a cash payment to each Synergy stockholder who would otherwise receive a fractional share, equal to the fractional share amount multiplied by the closing price of New York Community common stock on the last trading day before the closing date of the merger.

If the average daily closing price of New York Community common stock for the ten consecutive trading days immediately preceding the date on which all regulatory approvals (and waivers, if necessary) needed to consummate the merger transactions have been received is less than $14.63 and New York Community’s common stock has under-performed an index of New York Community peer financial institutions by more than 17.5% during the ten-day period after all bank regulatory approvals necessary for consummation of the merger are received compared to a measurement period before the announcement of the merger agreement, then Synergy may elect to terminate the merger agreement unless New York Community elects to increase the aggregate merger consideration. See “—Termination; Amendment; Waiver.”

Based on the closing price of $17.73 per share of New York Community common stock on May 11, 2007, each share of Synergy common stock that is exchanged solely for New York Community common stock would be converted into 0.80 shares of New York Community common stock, having a value of $14.18 per share. However, as discussed above, the value of the shares of New York Community common stock to be exchanged for each share of Synergy common stock will fluctuate during the period up to and including the completion of the merger. We cannot assure you whether or when the merger will be completed, and you are advised to obtain current market quotations for New York Community common stock. See “Risk Factors—Risks Related to the Merger- Because the market price of New York Community common stock will fluctuate, you cannot be sure of the value of the merger consideration you will receive.”

Effective Date of Merger

The parties expect that the merger will be effective during the fourth quarter of 2007, or as soon as possible after the receipt of Synergy stockholder and all regulatory approvals and all regulatory waiting periods expire. The merger will be legally completed by the filing of a certificate of merger with the Secretary of State of the State of Delaware and certificate of merger with the New Jersey Office of the State Treasurer. If the merger is not consummated by January 31, 2008, the merger agreement may be terminated by either Synergy or New York Community, unless the failure to consummate the merger by this date is due to a material breach by the party seeking to terminate the merger agreement of any of its obligations under the merger agreement. See “—Termination; Amendment; Waiver” below.

Exchange of Certificates

New York Community is required to use all commercially reasonable efforts to cause Mellon Investor Services, or another bank or trust company selected by New York Community and reasonably acceptable to Synergy (referred to below as the “exchange agent”), to, within five business days after the closing date of the merger, mail to each holder of record of Synergy common stock a letter of transmittal and instructions explaining how to surrender Synergy common stock certificates to the exchange agent. Holders of Synergy common stock who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the certificates representing the shares of New York Community common stock issuable to them and checks for the cash in lieu of their fractional share interests in New York Community common stock. Holders of unexchanged shares of Synergy common stock will not be entitled to receive any dividends or other distributions payable by New York Community after the effective time of the merger until their certificates are surrendered. When those certificates are surrendered, any unpaid dividends or distributions with respect to the shares of New York Community common stock will be paid, without interest. Synergy common stock certificates should not be returned with your proxy card and should not be sent to the exchange agent until you receive the letter of transmittal.

Treatment of Stock Options

Each outstanding option to purchase Synergy common stock granted under the Synergy Financial Group, Inc. 2004 Stock Option Plan and the Synergy Financial Group, Inc. 2003 Stock Option Plan that has not been exercised before completion of the merger, or cancelled in exchange for cash as described below, will convert into an option to purchase New York Community common stock on the same terms as the Synergy option, except that the number of New York Community shares underlying the converted option will be equal to the number of Synergy shares underlying the option before the conversion multiplied by the exchange ratio, rounded up or down to the nearest whole share, and the exercise price of the converted option will be adjusted by dividing the exercise price of the option before the conversion by the exchange ratio. No later than 10 days before the anticipated merger closing date, Synergy has the right, but not the obligation, to make a written offer to holders of Synergy stock options permitting such holders to elect to have some or all of their Synergy stock options that are either then exercisable or shall become exercisable upon the effective time of the merger cancelled at the effective time of the merger in exchange for a cash payment. The per share cash price would be equal to the average closing sales price of New York Community common stock for the 20 trading days preceding the merger closing date multiplied by the exchange ratio, less the exercise price per share. Any option cancellation payments would be paid by Synergy immediately before the effective time of the merger.

Employee Matters

With the exception of the Synergy ESOP, which terminates automatically as a result of the merger, the merger agreement calls for New York Community to assume and continue Synergy’s employee benefit plans and arrangements, though New York Community reserves the right to amend or terminate these plans and arrangements. To the extent Synergy employee benefit plans or arrangements are terminated after the merger by

New York Community, employees of Synergy and its subsidiaries who continue employment with New York Community will be entitled to benefits that are, in the aggregate, substantially similar to benefits provided to similarly situated employees of New York Community. All such continuing Synergy employees will be given credit for service at Synergy or its subsidiaries for eligibility to participate in, and the satisfaction of vesting requirements (but not for benefit accrual purposes, except for vacation or as otherwise specifically set forth in the merger agreement) under, New York Community’s compensation and benefit plans. Certain senior officers of Synergy and Synergy Bank have also entered into agreements with Synergy and New York Community relating to the termination of their Synergy employment agreements and with respect to their transitional services with New York Community following the merger. See “—Interests of Directors and Executive Officers in the Merger” below for a discussion of these agreements.

Interests of Directors and Executive Officers in the Merger

Employment Agreement Cancellation Agreements. Concurrent with the execution of the merger agreement, the existing employment agreement between Synergy, Synergy Bank and John S. Fiore, Synergy’s President and Chief Executive Officer were terminated and replaced with the new agreement described below. Pursuant to the employment agreement cancellation agreement entered into with Synergy and New York Community, Mr. Fiore will receive a lump sum cash payment at or immediately after the effective time of the merger equal to $1,090,000 (the “Effective Time Payment”), provided that he has not voluntarily terminated his employment before the effective time. In addition, the agreement provides for the payment to Mr. Fiore of $883,000 in full satisfaction of the obligation to Mr. Fiore under his supplemental executive retirement agreement with Synergy Bank (the “SERP Payment”) The Effective Time Payment and the SERP Payment are subject to reduction to the extent necessary to prevent such payments, when combined with any other payments or benefits provided to Mr. Fiore, being considered “excess parachute payments” under Section 280G of the Internal Revenue Code.

Retention/NonCompetition Agreements. In order to secure Mr. Fiore’s continued services for a transition period following the merger, New York Community Bank has entered into a Retention Agreement with him pursuant to which he will be employed by New York Community Bank for one year after the merger and receive total retention compensation of $390,000, paid in installments in accordance with New York Community Bank’s customary payroll practices. Mr. Fiore will also be eligible to participate in New York Community Bank’s employee benefit plans. Mr. Fiore also entered into a noncompetition agreement with New York Community providing for an 18-month noncompete and nonsolicitation period following his termination of employment with New York Community Bank. The noncompetition restriction applies to his activities within 25 miles of Synergy’s main office. In consideration for his acceptance of these restrictive covenants, Mr. Fiore will receive payments from New York Community totaling $600,000, payable over the applicable period.

Director Change in Control Severance Plan. In connection with the merger, each outside director of Synergy will receive a payment of $70,000 under the change in control provisions of Synergy Bank’s director change in control severance plan. The payment was reduced from $120,000 by agreement of the participating directors to facilitate an increase in Synergy’s regular quarterly dividend from $0.06 to $0.07 per share that became effective in the second quarter of 2007.

Termination of Employee Stock Ownership Plan. The Synergy Financial Group, Inc. Employee Stock Ownership Plan, or the ESOP, will be terminated upon the merger effective date in accordance with the plan terms. As soon as practicable after the receipt of a favorable determination letter from the Internal Revenue Service (“IRS”) as to the tax qualified status of the ESOP upon its termination, distributions of benefits under the ESOP shall be made to the ESOP participants. Synergy has filed an application with the IRS for a favorable determination letter. All ESOP participants become fully vested in their accounts on the merger effective date. Any outstanding ESOP indebtedness will be repaid from available unallocated ESOP assets and the balance of unallocated plan assets will be allocated as earnings of the ESOP trust to participants in accordance with the terms of the ESOP. At the time distribution of benefits is made under the ESOP on or after the effective time, at the election of the ESOP participant the amount thereof for such participant that constitutes an “eligible rollover distribution” (as defined in the Internal Revenue Code) may be rolled over by such ESOP participant to any qualified New York Community benefit plan that permits rollover distributions or to any eligible individual retirement account.

Retirement Benefits Equalization Plan. The Synergy Financial Group, Inc. Retirement Benefits Equalization Plan (“BEP”) provides the participating executives with the same level of benefits that all other employees are eligible to receive under Synergy’s Employee Stock Ownership Plan and 401(k) Savings Plan without regard to the limitations on levels of compensation and annual benefits imposed under Sections 401(a)(17) and 415 of the Internal Revenue Code.

On the effective time of the merger, the BEP will be terminated and the participants in the BEP with be paid out their account balances in a lump sum payment. An estimate of such payments as of September 30, 2007 are as follows:

Participant	BEP Plan
John S. Fiore	ESOP 401k Total	$130,919 40,422 171,341
Kevin A. Wenthen	401k	3,790
Kevin M. McCloskey	401k	1,096
A. Richard Abrahamian	401k	499

Supplemental Executive Retirement Plan for John S. Fiore. Synergy Bank maintains a Supplemental Executive Retirement Plan (“Fiore SERP”) for the benefit of John S. Fiore, President and Chief Executive Officer, which provides benefits to Mr. Fiore in an amount equal to 70% of his final salary upon retirement at age 60, payable for life, reduced by the projected value of benefits payable to Mr. Fiore as follows: (i) 50% of the estimated benefits from the Federal Social Security system; (ii) the value of the 401(k) Savings Plan to Mr. Fiore under all Synergy contributions or matching contributions to Mr. Fiore; (iii) the value of Mr. Fiore’s ESOP account; (iv) the value of all other Code Section 401(a) tax-qualified retirement plan contributions by Synergy or its affiliates implemented at any time after the Fiore SERP effective date; and (v) the account value from the BEP. Upon a change in control and Mr. Fiore’s termination of employment or termination of the plan, Mr. Fiore will be deemed to have attained age 60 and he will receive the same retirement benefits as if he attained age 60. Synergy Bank determines annually the projected future benefits under the Fiore SERP and sets aside an annual accrual as determined necessary in accordance with generally accepted accounting principles. The merger will constitute a change in control under the Fiore SERP. Upon the merger effective time, the Fiore SERP will be terminated and Mr. Fiore will be paid approximately $883,000 in a lump sum payment.

Supplemental Executive Retirement Plan for the Benefit of Senior Officers. (“SERP”). Synergy Bank maintains a Supplemental Executive Retirement Plan for the benefit of senior officers, including Messrs. McCloskey, Wenthen and Abrahamian. This plan requires an annual accrual equal to ten percent of each participant’s base salary to be credited to the plan reserve and credited to the plan participants under certain circumstances. The accumulated deferred compensation account for each participant is payable at any time following termination of employment after three years following the SERP’s implementation, the death or disability of the executive officer, or termination of employment following a change in control of Synergy Bank, whereby Synergy Bank, or Synergy is not the resulting entity. The merger will constitute a change in control under the SERP. Upon the merger effective time, the SERP will be terminated and the participants in the SERP will be paid out their account benefits in a lump sum payment. Estimated payments as of September 30, 2007 are as follows:

Participant	Payment Amount
Kevin A. Wenthen	$103,845
Kevin M. McCloskey	$113,989
A. Richard Abrahamian	$35,642

Existing Change in Control Severance Agreements. Synergy Bank entered into change in control severance agreements on March 28, 2006 with Kevin A. Wenthen, Kevin M. McCloskey, and A. Richard Abrahamian, who are each Senior Vice Presidents of Synergy Bank. The agreements provide that if, within 12 months following completion of the merger, the employment of the officer is involuntarily terminated for other than “just cause” or is terminated by the officer following the occurrence of certain events adverse to the officer, then the officer shall be entitled to (1) a lump sum cash severance payment equal to 2.999 times “base amount” as defined in Section 280G of the Internal Revenue Code, and (2) continued eligibility for medical and dental insurance coverage for the officer and his dependents for a period of 18 months, provided that the severance payment to the officer shall be reduced by the minimum amount necessary to ensure that he receives parachute payments under Section 280G of the Code. An estimate of such payments as of September 30, 2007 are as follows: $795,000 for Mr. Wenthen, $860,000 for Mr. McCloskey, and $605,000 for Mr. Abrahamian.

Messrs, Wenthen, McCloskey and Abrahamian entered into addendums to their Change in Control Severance Agreements which provided that they will forfeit the benefits otherwise payable under such agreements in the event that they terminate their employment without New York Community’s consent within six months following the merger effective time. During this period, New York Community may terminate the employment of the executives upon 30 days notice. In consideration of this addendum, additional payments will be made to these officers on the earlier of the termination of employment or six months from the merger effective time as follows: $100,000 for Mr. Wenthen and Mr. McCloskey and $150,000 for Mr. Abrahamian.

Executive and Director Life Insurance Policies. Certain directors and officers participate in a life insurance program related to Synergy’s bank-owned life insurance assets. Each director and executive of Synergy Bank who has a life insurance policy assignment will become fully vested in the death benefit as of the merger effective time. New York Community will continue to maintain such insurance policies. A table outlining such benefits follows:

Director	Vested Death Benefit
Nancy A. Davis	$200,000
Magdalena De Perez(1)	200,000
David H. Gibbons, Jr.	200,000
Kenneth S. Kasper	200,000
Paul T. LaCorte	200,000
George Pulvinski	200,000
W. Phillip Scott(1)	200,000
Albert N. Stender	200,000

Officers
A. Richard Abrahamian	$466,500
John S. Fiore	3,170,000
Kevin M. McCloskey	600,000
Kevin A. Wenthen	519,000

(1)	Director of Synergy Bank only.

Cancellation of Stock Options. Synergy has previously awarded options to acquire Synergy common stock to its directors and officers under various equity-based compensation plans. At or immediately before the effective time of the merger, any unvested stock options become immediately vested and exercisable. Synergy stock option holders may elect to receive a cash payment for their stock options in lieu of exchanging such options for options to acquire New York Community common stock. The following table reflects the number of stock options held by each director and executive officer and an estimate of the total cash payment for such options (before deduction of any applicable withholding taxes) based on the value of shares of New York

Community common stock as of May 11, 2007 with a value of $14.18 per share, assuming the individuals do not exercise any options before the merger closes. See “Treatment of Stock Options” above for a description of the cash payment for Synergy stock options.

Name	Number of Shares	Total Cash Payment for Options ($)
David H. Gibbons, Jr.	49,523	$305,092
Paul T. LaCorte	49,523	305,092
Albert N. Stender	49,523	305,092
Nancy A. Davis	49,523	305,092
Kenneth S. Kasper	49,523	305,092
George Putvinski	49,523	305,092
Magdalena De Perez(1)	49,523	305,092
W. Phillip Scott(1)	49,523	305,092
John S. Fiore	290,685	1,694,894
Kevin M. McCloskey	137,662	894,325
Kevin A. Wenthen	137,662	894,325
A. Richard Abrahamian	60,000	139,200

(1)	Director of Synergy Bank only.
(2)	Calculated using an estimated cash payment amount of $14.18 per option reduced by the applicable option exercise price. The actual amount will be determined as of the effective time of the merger based upon the average closing sales price of New York Community common stock for the 20 trading days preceding the merger closing date multiplied by the exchange ratio, less the exercise price per share.

Indemnification. Pursuant to the merger agreement, New York Community has agreed that from and after the effective date of the merger, it will indemnify and hold harmless each present and former officer or director of Synergy against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments or amounts that are paid in settlement (with the written approval of any such settlement by New York Community, which approval shall not be unreasonably withheld) of, or in connection with, any claim, action, suit, proceeding or investigation (each a “Claim”), based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of Synergy if such Claim pertains to any matter of fact arising, existing or occurring at or before the closing of the merger to the fullest extent to which directors and officers of Synergy are entitled under applicable law and Synergy’s certificate of incorporation and bylaws (and New York Community will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted under applicable law, provided that the person to whom such expenses are advanced agrees to repay such expenses if it is ultimately determined that such person is not entitled to indemnification).

Advisory Board. New York Community has agreed to establish an advisory board and offer membership to those individuals serving as directors of Synergy or Synergy Bank as of the effective time of the merger. Members of the advisory board will receive $10,000 per year for service on the advisory board which will remain in place for at least two years.

Directors’ and Officers’ Insurance. New York Community has further agreed, for a period of six years after the effective date of the merger, to cause the persons serving as officers and directors of Synergy immediately prior to the effective date to continue to be covered by Synergy’s current directors’ and officers’ liability insurance policy (provided that New York Community may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous than such policy) with respect to matters occurring prior to the effective date which were committed by such officers and directors in their capacity as such. New York Community is not required to spend more than 150% of the annual cost currently incurred by Synergy for its insurance coverage.

Management and Operations of New York Community Bank After the Merger

It is expected that immediately after the merger is completed, Synergy Bank will be merged with and into New York Community Bank, a wholly-owned subsidiary of New York Community. Management of New York Community Bank will remain unchanged after the bank merger.

Conduct of Business Pending the Merger

Synergy has agreed that, until completion of the merger, unless permitted by New York Community, or unless required or permitted by the merger agreement, neither it nor its subsidiaries will:

General Business

•	conduct its business other than in the regular, ordinary and usual course;

•	fail to maintain and preserve intact its business organization and assets and maintain its rights and franchises;

•

take any action that would adversely affect or delay the ability of the parties to obtain any regulatory approval required to consummate the transactions contemplated by the merger agreement in a timely manner or its ability to perform its obligations under the merger agreement;

Capital Stock

•	split, combine or reclassify its capital stock;

•

pay any cash or stock dividends or make any other distribution on its capital stock, except for regular quarterly cash dividends at a rate not exceeding $0.07 per share and dividends paid by any Synergy subsidiary to its parent. Synergy currently pays a quarterly cash dividend of $0.06 per share. Under the terms of the merger agreement, Synergy may continue to pay a regular quarterly cash dividend of no more than $0.07 per share with payment and record dates consistent with past practice. However, the last quarterly dividend by Synergy before the effective time of the merger shall be coordinated with New York Community so that Synergy’s stockholders do not receive dividends on both Synergy common stock and New York Community common stock received in the merger during the same quarter, or fail to receive a dividend on either the Synergy common stock or the New York Community common stock to be received in the merger in respect to such quarter. Additionally, if the merger has not been consummated prior to the record date for New York Community’s cash dividend payable during the quarter ended December 31, 2007, in lieu of Synergy’s regular cash dividend, Synergy may pay a special cash dividend for such quarter (and for each subsequent quarter before the effective time of the merger) in a per share amount equal to the then current New York Community cash dividend multiplied by the exchange ratio;

•	grant any right to acquire any of its shares of capital stock;

•	redeem, purchase or otherwise acquire any shares of its capital stock;

Assets and Liabilities

•	acquire all or a substantial portion of the business or assets of a third party;

•	purchase assets or incur liabilities other than in the ordinary course of business;

•	sell or dispose of any of its assets, other than in the ordinary course of business consistent with past practice;

Merger with Another Entity

•	merge or consolidate with any other corporation;

Investments

•

purchase any equity securities, or purchase any securities other than those rated “A” or higher by either Standard & Poor’s Services or Moody’s Investor Service, with a weighted average life of five years or less, and otherwise than in the ordinary course of business consistent with past practice;

•

enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any action to hedge the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

Contracts

•	enter into, amend in any material respect or terminate any contract or agreement, except in the ordinary course of business or as specifically permitted by the merger agreement;

•	renew any branch facility lease;

Loans

•

except for commitments in existence before the date of the merger agreement, make any new loan or other credit facility commitment in an amount in excess of (i) $2.5 million for a commercial real estate loan; (ii) $500,000 for a commercial business loan; or (iii) any nonconforming residential loans to be originated for retention in the loan portfolio;

•	sell any participation interest greater than $2.0 million in any loan, other than the sale of one- to-four-family real estate loans consistent with past practice or OREO properties;

Employees

•

except as previously disclosed to New York Community in the disclosure schedules to the merger agreement, increase the compensation or fringe benefits of any of its employees or directors, except as set forth in the merger agreement or, with respect to non-executive employees, bonuses and pay increases in the ordinary course of business consistent with past practice;

•

except as previously disclosed to New York Community, in the disclosure schedules to the merger agreement, pay any bonus, severance or termination or contribution not required by any existing plan or agreement to any employees or directors, other than retention bonuses permitted under the merger agreement;

•

become a party to, amend (except as may be required by law) or commit to any benefit plan or employment agreement or become a party to any agreement with an affiliate (other than a deposit transaction);

•	take any action that would give rise to a right of payment to any person under any employment agreement other than as specifically permitted by the merger agreement;

•	take any action that would accelerate the right to payment under any benefit plan;

•

hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any employee with annual total compensation in excess of $60,000 provided that Synergy may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

Settling Claims

•

settle any claim against it for more than $50,000 individually or $100,000 in the aggregate and that does not create negative precedent for other pending claims, actions, litigation, arbitration or proceedings;

Corporate Governance

•	amend its certificate of incorporation or bylaws, except as required by law, or appoint a new director to its board of directors;

Capital Expenditures

•

except as previously disclosed to New York Community in the disclosure schedules to the merger agreement, make any capital expenditures in excess of $20,000 individually or $100,000 in the aggregate other than pursuant to binding commitments and other than expenditures necessary to maintain existing assets in good repair;

Branches

•	establish or commit to establish any new branch or other office or file an application to relocate or terminate the operation of an existing banking office;

Accounting

•	change its method of accounting, except as required by changes in generally accepted accounting principles or regulatory guidelines;

Merger Agreement

•

take any action that is intended or expected to result in any of its representations and warranties under the merger agreement being or becoming untrue or in the conditions to the merger not being satisfied except as may be required by law; or

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code.

Other Agreements

The merger agreement also contains other agreements relating to the conduct of New York Community and Synergy before consummation of the merger, including the following:

•

Synergy will give New York Community reasonable access upon reasonable notice during normal business hours to Synergy’s property, resources, books, papers, records and personnel and furnish all information New York Community may reasonably request;

•

Synergy shall provide New York Community with access to Synergy’s records and systems for the purpose of allowing New York Community to obtain account and transaction information for the purpose of completing a migration or integration of such data into its systems and planning for same.

•	Synergy will provide New York Community with a written list of its non-performing assets within 15 business days of the end of each month;

•

Synergy will furnish New York Community with copies of audits and reports submitted to Synergy by its independent accountants, and, within 25 days after the end of each month, will deliver to New York Community consolidated financial statements for such month, and will furnish New York Community such additional financial data that Synergy possesses and as New York Community may reasonably request;

•	Synergy will maintain insurance as is customary in relation to the character and location of its properties and the nature of its business;

•	New York Community and Synergy will each supplement or amend its disclosure schedules prior to the effective time of the merger as necessary;

•	Unless required by applicable law or regulations, New York Community will not declare, set aside or pay any extraordinary dividend or other distribution on its capital stock;

•

New York Community will establish an advisory board which will remain in place for a minimum of two years, offer membership to those individuals serving as directors of Synergy as of the effective time of the merger and those members will receive $10,000 per year for their service;

•

New York Community and Synergy will use all commercially reasonable best efforts to obtain all consents and approvals necessary or desirable to consummate the transactions contemplated by the merger agreement;

•

New York Community and Synergy will use all commercially reasonable best efforts to take or do all things necessary, proper and advisable under applicable law to consummate the transactions contemplated by the merger agreement;

•

New York Community and Synergy will promptly notify the other party if it determines that a condition to its obligation to complete the merger or the bank merger cannot be fulfilled and that it will not waive that condition;

•

New York Community and Synergy will cause their respective representatives to confer with each other and report the general status of the ongoing operations of their respective companies, and will promptly notify each other of any material change in the normal course of their respective businesses and, to the extent permitted by law, of any governmental complaints or investigations;

•

Synergy will promptly inform New York Community of any material litigation involving Synergy and of any notice of any legal proceeding relating to Synergy’s alleged liability under any labor or employment law;

•

Synergy will promptly provide New York Community with a copy of all documents filed with its banking regulators, each management report provided to its board of directors and each public press release;

•	Synergy will meet with New York Community on a regular basis to discuss and plan for the conversion of Synergy’s data processing and related electronic information systems;

•

Synergy will consult with New York Community with respect to its loan, litigation and real estate valuation policies and practices and the parties will consult with respect to any restructuring charges to be taken by Synergy in connection with the merger transactions and Synergy will take such charges as New York Community reasonably requests where legally permissible after all regulatory approvals have been received and New York Community certifies that all other conditions to its obligations to complete the merger have been satisfied;

•

New York Community and Synergy will use their reasonable best efforts to submit all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions;

•

Synergy will take any necessary action to exempt New York Community and this transaction from any anti-takeover provisions contained in Synergy’s certificate of incorporation and bylaws or federal or state law;

•	Synergy and New York Community will consult with each other regarding any public statements about the merger and any filings with any governmental entity prior to any distribution;

•	New York Community and Synergy will consult with one another before issuing any press release or otherwise making public statements with respect to the merger;

•

Synergy will take all actions necessary to convene a meeting of its stockholders to vote on the merger. The Synergy Board of Directors will recommend at the stockholder meeting that the stockholders vote to approve the merger and will use its reasonable best efforts to solicit stockholder approval, unless it determines that such actions would not comply with its fiduciary obligations to Synergy stockholders; and

•

Before completion of the merger, New York Community will notify the New York Stock Exchange of the additional shares of New York Community common stock that New York Community will issue in exchange for shares of Synergy common stock in the merger.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties made by New York Community and Synergy to each other regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They relate to, among other things:

•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•	the absence of any development materially adverse to the companies;

•	the absence of adverse material litigation;

•	the accuracy of reports and financial statements filed with the Securities and Exchange Commission;

•	the accuracy and completeness of the statements of fact made in the merger agreement;

•	the existence, performance and legal effect of certain contracts;

•	compliance with applicable law by both parties;

•	the filing of tax returns, payment of taxes and other tax matters by either party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by both parties.

The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of fact.

Conditions to Completing the Merger

The respective obligations of New York Community and Synergy to complete the merger are subject to various conditions that must be satisfied or waived before completing the merger. The conditions include the following:

•	approval of the merger by Synergy stockholders;

•

receipt of all regulatory approvals or waivers required for the merger and the bank merger without any non-standard conditions that would, in the good faith reasonable judgment of New York Community’s Board of Directors, materially and adversely affect the combined company or materially impair the value of Synergy to New York Community, and the expiration of all statutory waiting periods;

•

no party to the merger being subject to any legal order, decree or injunction that prohibits consummating any part of the transaction, and the absence of any statute, rule or regulation that prohibits completion of any part of the transaction;

•	the registration statement of which this proxy statement–prospectus forms a part being declared effective by the Securities and Exchange Commission, the absence of any pending or threatened proceeding by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the absence of a stop order of any state securities commissioner;

•	receipt by each party of all material consents and approvals from third parties (other than those required from government agencies) required to complete the merger;

•

the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the date of the merger agreement and as of the closing date;

•

the absence of any event or circumstance since December 31, 2006 having or reasonably likely to have a material adverse effect on the other party and receipt of a signed officer’s certificate of the other party to that effect;

•	the shares of New York Community common stock issuable pursuant to the merger being approved for listing on the New York Stock Exchange;

•

New York Community and Synergy will have received an opinion of counsel to New York Community, substantially to the effect that for federal income tax purposes, (a) the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and (b) the exchange of New York Community common stock and cash for Synergy common stock will not give rise to the recognition of any income, gain or loss to New York Community, Synergy, or the stockholders of Synergy; and

•

Synergy shall have received a certificate from the exchange agent certifying its receipt of sufficient cash to pay for fractional shares and the aggregate cash consideration (if any) and irrevocable authorization to issue sufficient shares of New York Community common stock to be issued in exchange for the shares of Synergy common stock pursuant to the terms of the merger agreement.

The parties may waive certain conditions to their obligations. Stockholder approval and regulatory approvals may not be legally waived by the parties.

Regulatory Approvals Required for the Merger

New York Community has agreed to make all filings required in order to obtain all regulatory approvals required to consummate the merger and the bank merger, which includes approval from the Federal Reserve Board (or a waiver of such approval requirement), the FDIC, and the New York State Banking Department.

Federal Reserve Board. Consummation of the merger will require New York Community to receive the prior approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, or a waiver of such approval requirement. New York Community expects to file a waiver request of the Federal Reserve Board approval requirement. If the waiver request is not granted, New York Community will file an application seeking the Federal Reserve Board’s approval.

New York State Banking Department. Consummation of the merger will require New York Community to receive the prior approval of the New York State Banking Department under, among others, Section 601 of the New York State Banking law. New York Community filed an application for this approval on •, 2007.

FDIC. Immediately following the merger of Synergy with and into New York Community, New York Community expects to merge Synergy Bank with and into New York Community Bank. The bank merger is subject to the approval of the FDIC under the Bank Merger Act. In granting the approval under the Bank Merger Act, the FDIC must consider, among other things, the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. New York Community filed an application with the FDIC on •, 2007.

In addition, a period of 15 days must expire following approval by the FDIC before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While New York Community and Synergy believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger, or that the Attorney General of the State of New York will not challenge the merger, or if any proceeding is instituted or challenge is made, as to the result of the challenge. Synergy must also deliver a notice of the merger to the OTS.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “The Merger and the Merger Agreement—Conditions to Completing the Merger” and “—Termination; Amendments, Waiver.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “The Merger and the Merger Agreement—Conditions to Completing the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the exchange ratio for converting Synergy common stock to New York Community common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Agreement Not to Solicit Other Proposals

Synergy has agreed not to solicit, initiate, encourage or facilitate any acquisition proposal by a third party, to participate in discussions or negotiations regarding an acquisition proposal or to enter into any agreement requiring it to abandon or terminate the merger agreement with New York Community. An acquisition proposal includes the following:

•	any merger, consolidation, share exchange, business combination, or other similar transaction involving Synergy or its subsidiaries;

•	any sale, lease, share, exchange, mortgage, pledge, transfer or other disposition of the consolidated assets of Synergy in one or more transactions outside the ordinary course of business;

•	any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Synergy or the filing of a registration statement under the Securities Act in connection therewith; and

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Synergy may, however, furnish information regarding Synergy to, or enter into and engage in discussion with, any person or entity in response to an unsolicited written proposal by the person or entity relating to an acquisition proposal if:

•

Synergy’s Board of Directors determines, after consultation with, and after considering the advice of, its independent financial advisor, that such proposal is superior to the New York Community merger from a financial point of view for Synergy’s stockholders;

•

Synergy’s Board of Directors determines, after consultation with, and after considering the advice of, independent legal counsel, that the failure to do so would be inconsistent with their fiduciary obligations under applicable law;

•

Synergy promptly notifies New York Community of such inquiries, proposals or offers, the material terms of such inquiries, proposals or offers and the identity of the person making such inquiry, proposal or offer; and

•	the Synergy special stockholders meeting has not yet occurred.

The merger agreement refers to such an acquisition proposal as a “superior proposal.” Synergy’s pursuit of a superior proposal may result in the payment of a $6.0 million termination fee to New York Community. See “—Termination; Amendment; Waiver.”

Termination; Amendment; Waiver

The merger agreement may be terminated before the closing of the merger, whether before or after approval of the merger by Synergy’s stockholders, as follows:

•	by mutual written agreement of the Boards of Directors of New York Community and Synergy;

•

by the Board of Directors of either New York Community or Synergy, if the merger has not been completed on or before January 31, 2008 (or such later date as may be mutually agreed upon by New York Community and Synergy), and such failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, or if any of the conditions precedent to the terminating party’s obligations to complete the merger cannot be satisfied by such date and the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•

by the Board of Directors of either New York Community or Synergy, if Synergy stockholders do not approve the merger at the special meeting, provided that Synergy may not terminate the merger agreement under this provision if it violated its agreement not to solicit third party acquisition proposals (as described under “—Agreement Not to Solicit Other Proposals”) or if its Board of Directors withdraws, modifies or changes in any manner adverse to New York Community the board’s recommendation that Synergy stockholders approve the merger, except where the board has determined, with the advice of its outside counsel, that the withdrawal, modification or change of its recommendation is required by its fiduciary duties;

•

by the Board of Directors of a non-breaching party if the other party: (1) breaches any covenants or undertakings contained in the merger agreement; or (2) breaches any representations or warranties contained in the merger agreement, in each case if such breach cannot be cured prior to January 31, 2008 (or such later date as may be mutually agreed upon by New York Community and Synergy) or within thirty days after notice from the terminating party and provided that the terminating party has the right to not consummate the merger as a result of such breach and any other breaches;

•

by the Board of Directors of either New York Community or Synergy, if a bank regulatory authority whose approval is required for the merger or the bank merger takes final, nonappealable action denying such approval or if a court or other governmental body issues a final, nonappealable order prohibiting the merger;

•

by the Board of Directors of New York Community, if Synergy violates its agreement not to solicit third-party acquisition proposals or if its Board of Directors withdraws it recommendation that Synergy stockholders approve the merger;

•

by the Board of Directors of New York Community if: (1) Synergy shall have received a superior proposal, and either Synergy shall have entered into an acquisition agreement with respect to such superior proposal; (2) or the Board of Directors of Synergy withdraws its recommendation of the merger agreement, fails to make such recommendation, or modifies or qualifies in a manner adverse to New York Community, the Board’s recommendation that Synergy stockholders approve the merger; or (3) the Board of Directors of Synergy authorizes, endorses or recommends to Synergy stockholders an acquisition proposal other than the transactions contemplated by the merger agreement with New York Community.

•

by the Board of Directors of Synergy in order to accept a superior proposal, provided that Synergy has notified New York Community at least three business days in advance of such superior proposal and given New York Community the opportunity during such period, if New York Community elects in its sole discretion, to negotiate amendments to the merger agreement which would permit Synergy to proceed with the proposed merger with New York Community.

Under the latter two scenarios described above, if the merger agreement is terminated, Synergy must pay to New York Community a cash termination fee of $6.0 million. The fee would also be payable to New York

Community if the Board of Directors of Synergy authorizes a third-party acquisition proposal, or if Synergy enters into a definitive agreement for an acquisition proposal or consummates an acquisition proposal within fifteen months of the termination of the merger agreement, if the termination was by New York Community due to a willful breach of a representation, warranty, covenant or agreement by Synergy or by either party due to the failure of the merger to be completed by January 31, 2008 (or such later date as may be mutually agreed upon by New York Community and Synergy) or the failure of the stockholders of Synergy to approve the merger, in any case, after Synergy has received an acquisition proposal.

Additionally, the Board of Directors of Synergy may terminate the merger agreement if, at any time during the three business day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger and the bank merger have been received (disregarding any waiting period) (the “Determination Date”), such termination to be effective fifteen days thereafter, if both of the following conditions are satisfied:

•

the average of the daily closing sales price of New York Community common stock for the ten consecutive trading days immediately preceding the Determination Date (the “New York Community Market Value”) is less than $14.63; and

•

the number obtained by dividing (a) the New York Community Market Value by (b) the closing sales price of New York Community common stock on May 11, 2007 ($17.73) (the “Initial New York Community Market Value”), is less than the quotient obtained by dividing (a) the sum of the average of the daily closing sales prices for the ten consecutive trading days immediately preceding the Determination Date of a group of financial institution holding companies listed in the merger agreement, given the weighting designated in the merger agreement (the “Final Index Price”) by (b) the sum of the average of the daily closing sales prices of those weighted financial institution holding companies on the trading day immediately preceding the public announcement of the merger agreement (the “Initial Index Price”), minus 0.175.

If Synergy elects to exercise its termination right as described above, it must give prompt written notice to New York Community. During the three business day period commencing with its receipt of such notice, New York Community shall have the option to increase the merger consideration in the form of New York Community common stock, cash or a combination of both to be received by the holders of Synergy common stock so that the merger consideration shall be valued at the lesser of: (i) $14.63 (the result of $17.73 multiplied by 0.825) multiplied by the exchange ratio or (ii) the product obtained by multiplying the index ratio (the Final Index Price divided by the Initial Index Price) by $17.73 multiplied by the exchange ratio. If New York Community so elects, it shall give, within such three business-day period, written notice to Synergy of such election and the revised exchange ratio, whereupon no termination shall be deemed to have occurred and the merger agreement shall remain in full force and effect in accordance with its terms (except as the revised exchange ratio shall have been so modified). Because the formula depends on the future price of New York Community’s common stock and that of the index group, it is not possible presently to determine the adjusted exchange ratio, but, in general, to the extent New York Community elected to pay the additional merger consideration in New York Community common stock the ratio would be increased and, consequently, more shares of New York Community common stock would be issued, to take into account the extent to which the average price of New York Community’s common stock exceeded the decline in the average price of the common stock of the index group.

The merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the Synergy stockholders. However, after such approval, no amendment may be made without their approval if it reduces the exchange ratio or materially adversely affects the rights of the Synergy stockholders.

Fees and Expenses

New York Community and Synergy will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby.

Material United States Federal Income Tax Consequences of the Merger

General. The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Synergy common stock. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

This discussion assumes that you hold your shares of Synergy common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•

a Synergy stockholder whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code or who may otherwise be subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	a Synergy stockholder who received Synergy common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any Synergy benefit plan; or

•	a Synergy stockholder who holds Synergy common stock as part of a hedge, straddle or constructive sale or conversion transaction.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Synergy common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

Based on representations contained in letters provided by New York Community and Synergy and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Muldoon Murphy & Aguggia LLP, counsel to New York Community, that the material United States federal income tax consequences of the merger are as follows:

•

the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	no gain or loss will be recognized by New York Community, its subsidiaries, or Synergy or Synergy Bank by reason of the merger;

•

you will not recognize gain or loss upon exchange of your Synergy common stock for New York Community common stock, except to the extent of any cash received in lieu of a fractional share of New York Community common stock;

•

your tax basis in the New York Community common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your tax basis in the Synergy common stock you surrendered;

•

if you receive cash instead of a fractional share interest of New York Community common stock, you will be considered as having received the fractional share pursuant to the merger and then having exchanged the fractional share for cash in a redemption by New York Community. As a result, you will generally recognize a gain or loss equal to the difference between the amount of cash received and the basis in your fractional share interest as set forth above. The gain or loss will be a capital gain or loss, and will be a long term capital gain or loss if, as of the effective date of the merger, your holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations; and

•

your holding period for the New York Community common stock that you receive in exchange for Synergy common stock will include your holding period for the shares of Synergy common stock that you surrender in the merger.

Holding New York Community Common Stock. The following discussion describes the U.S. federal income tax consequences to a holder of New York Community common stock after the merger. Any cash distribution paid by New York Community out of earnings and profits, as determined under U.S. federal income tax law, will be subject to tax as ordinary dividend income and will be includible in your gross income in accordance with your method of accounting. Cash distributions paid by New York Community in excess of its earnings and profits will be treated as (i) a tax-free return of capital to the extent of your adjusted basis in your New York Community common stock (reducing such adjusted basis, but not below zero), and (ii) thereafter as a gain from the sale or exchange of a capital asset.

Upon the sale, exchange or other disposition of New York Community common stock, you will generally recognize gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the shares of New York Community common stock surrendered. Any such gain or loss generally will be long-term capital gain or loss if your holding period with respect to the New York Community common stock surrendered is more than one year at the time of the disposition.

Limitations on Tax Opinion and Discussion. As noted earlier, the tax opinion is subject to certain assumptions, relating to, among other things, the truth and accuracy of certain representations made by New York Community and Synergy, and the consummation of the merger in accordance with the terms of the merger agreement and applicable state law. Furthermore, the tax opinion will not bind the Internal Revenue Service and, therefore, the Internal Revenue Service is not precluded from asserting a contrary position. The tax opinion and this discussion are based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the tax opinion or of the statements and conclusions set forth in this document. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger.

The preceding discussion is intended only as a summary of the material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. We urge Synergy stockholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Restrictions on Resale of Shares of New York Community Common Stock

All shares of New York Community common stock received by Synergy stockholders in the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act of 1933, except that shares of New York Community common stock received by persons who are deemed to be “affiliates,” as the term is defined under the Securities Act of 1933, of Synergy at the time of the special meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Synergy generally include individuals or entities that control, are controlled by, or are under common control with, Synergy and may include certain officers and directors of Synergy as well as principal stockholders of Synergy. Pursuant to the merger agreement, Synergy has delivered to New York Community a letter agreement from each person believed to be an affiliate of Synergy that is intended to ensure compliance with the Securities Act of 1933 with respect to any subsequent transfers by such persons of shares of New York Community common stock received in the merger.

This proxy statement-prospectus does not cover resales of New York Community common stock received by any person who may be deemed to be an affiliate of Synergy.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States of America, the merger will be accounted for by New York Community in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” As a result, the recorded assets and liabilities of New York Community will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on, and the assets and liabilities from the acquisition of Synergy will be adjusted to fair value at the date of the merger. In addition, all identified intangibles, which presently consist of a core deposit intangible, will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash in lieu of fractional shares plus fair value of the shares of New York Community common stock to be issued to former Synergy stockholders, exceeds the fair value of the net assets, including identifiable intangibles, of Synergy at the merger completion date, that amount will be reported by New York Community as goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the purchase accounting method results in the operating results of Synergy being included in the consolidated income of New York Community beginning from the date of consummation of the merger.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

New York Community is incorporated under the laws of the State of Delaware and, accordingly, the rights of New York Community stockholders are governed by the laws of the State of Delaware and New York Community’s amended and restated certificate of incorporation and bylaws. Synergy is incorporated under the laws of the State of New Jersey and, accordingly, the rights of Synergy stockholders are governed by the laws of the State of New Jersey and Synergy’s certificate of incorporation and bylaws. As a result of the merger, Synergy stockholders will become stockholders of New York Community. Therefore, following the merger, the rights of Synergy stockholders who become New York Community stockholders in the merger will be governed by the laws of the State of Delaware and will also then be governed by the New York Community certificate of incorporation and bylaws. The New York Community amended and restated certificate of incorporation and bylaws will be unaltered by the merger.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of a New York Community stockholder under the New York Community amended and restated certificate of incorporation, New York Community bylaws, and Delaware General Corporation Law (left column) and the rights of a stockholder under the Synergy certificate of incorporation, Synergy bylaws, and New Jersey law (right column). The summary set forth below is not intended to provide a comprehensive summary of Delaware or New Jersey law, or of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the New York Community certificate of incorporation and bylaws, and the Synergy certificate of incorporation, bylaws, Synergy’s Rights Agreement and the applicable provisions of Delaware and New Jersey law.

Authorized Stock

New York Community	Synergy

•     New York Community’s certificate of incorporation authorizes 605,000,000 shares of capital stock, consisting of 5,000,000 shares of preferred stock, $.01 par value, and 600,000,000 shares of common stock, $.01 par value.

•     Synergy’s certificate of incorporation authorizes 25,000,000 shares of capital stock, consisting of 5,000,000 shares of preferred stock, $0.10 par value, and 20,000,000 shares of common stock $0.10 par value.

• As of •, there were • shares of New York Community common stock issued and outstanding.	• As of •, there were • shares of Synergy common stock issued and outstanding.

• As of •, there were no shares of New York Community preferred stock issued and outstanding.	• As of •, there were no shares of Synergy preferred stock issued and outstanding.

Corporate Governance

New York Community	Synergy
• The rights of New York Community stockholders are governed by Delaware law and the amended and restated certificate of incorporation and bylaws of New York Community Bancorp.	• The rights of Synergy stockholders are governed by New Jersey law and the certificate of incorporation and bylaws of Synergy.

Voting Rights

New York Community	Synergy
• Except as provided under the terms of any series of preferred stock (as provided by the Board of Directors), the holders of common stock exclusively hold all voting power.	• Same.

•     Under Delaware law, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of common stock held by such stockholder. Under New York Community’s certificate of incorporation, a beneficial owner of in excess of 10% of the then-outstanding shares of common stock (the “Limit”) is not entitled to any vote in respect of the shares held in excess of the Limit.

• Same under New Jersey law. Synergy has a substantially identical 10% voting limitation provision in its certificate of incorporation.

•     Under Delaware law, the certificate of incorporation may provide for cumulative voting for election of directors. As New York Community’s certificate of incorporation does not so provide, stockholders may not cumulate their votes for the election of directors.

• Same under New Jersey law. Synergy’s certificate of incorporation does not permit cumulative voting.

Certain Business Combinations

New York Community	Synergy

•     New York Community’s certificate of incorporation provides that at least 80% of the voting power of the then outstanding shares of voting stock must approve certain “business combinations” involving an “interested stockholder.” However, this vote requirement is not applicable to any particular business combination, and such business combination shall require only the vote of a majority of the outstanding shares of capital stock entitled to vote, if a majority of directors not affiliated with the interested stockholder approves the business combination, or certain price and procedure requirements are met. An “interested stockholder” generally means a person who is a greater than 10% stockholder of New York Community or who is an affiliate of New York Community and at any time within the past two years was a greater than 10% stockholder of New York Community.

Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested stockholder” (for purposes of Section 203), that person may not engage in

•     Synergy has a nearly identical provision in its certificate of incorporation.

The New Jersey General Corporation law contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or (2) the transaction has been approved by two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder or (3) the transaction

New York Community	Synergy

certain business combinations with the corporation for a period of three years unless (1) the board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder; (2) the person became an interested stockholder and 85% owner of the voting stock of the corporation in the same transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; or (3) the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting.

A Delaware corporation may elect not to be governed by Section 203. New York Community has not made such an election.

satisfies certain fair price and terms criteria. Synergy has adopted the New Jersey business combination statute through a provision in its certificate of incorporation.

Mergers not involving an “interested stockholder” may be approved by a majority of the votes cast at the meeting at which the proposed merger is considered.

Dividends

New York Community	Synergy

•     Under Delaware law, stockholders are entitled, when declared by the board of directors, to receive dividends, subject to any restrictions contained in the certificate of incorporation and subject to any rights or preferences of any series of preferred stock. There are no express restrictions regarding dividends in New York Community’s certificate of incorporation.

• Holders of common stock are entitled, when declared by Synergy’s Board of Directors, to receive dividends, subject to any rights or preferences of any series of preferred stock.

Appraisal Rights

New York Community	Synergy

•     Delaware law provides that stockholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares (so-called “appraisal rights”). Appraisal rights do not apply if, however, (1) the shares are listed on a national securities exchange or are held by 2,000 or more holders of record (as is currently the case with respect to New York Community’s common stock) and (2) except for cash in lieu of fractional share interests, the shares are being exchanged for the shares of the surviving corporation of the merger or the shares of any other corporation, which shares of such other corporation will, as of the effective date of the merger or consolidation, be listed on a national securities exchange or be held of record by more than 2,000

•     New Jersey law provides that, except in connection with a transaction governed by the New Jersey business combination statute or exempted from that statute pursuant to the statute’s fair price provisions, a stockholder is not entitled to demand the fair value of his or her shares of stock in any transaction if the stock is listed on a national securities exchange or the shares to be received are listed on a national securities exchange. Since Synergy common stock is listed on a national securities exchange, the holders of Synergy common stock are not entitled to appraisal rights under any circumstances, regardless of the form of consideration to be paid for their shares.

New York Community	Synergy

holders. Appraisal rights also are not available to a corporation’s stockholders when the corporation will be the surviving corporation and a vote of its stockholders is not required to approve the merger.

Delaware law also provides that any corporation may provide in its certificate of incorporation that appraisal rights shall be available in connection with amendments to its certificate of incorporation, any merger to which the corporation is a party or the sale of all or substantially all of the corporation’s assets. New York Community’s certificate of incorporation contains no such provision.

Stockholders’ Meeting

New York Community	Synergy
• Written notice of all meetings of stockholders must be given no fewer than 10 days and no more than 60 days before the meeting to each stockholder entitled to vote.

•     Written notice of all meetings of stockholders must be given no fewer than 10 days and no more than 50 days before the meeting to each stockholder entitled to vote and entitled to notice of the meeting.

•     A majority of all shares entitled to vote at the meeting, present in person or by proxy, will constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

• A majority of all shares entitled to vote, present in person or by proxy, shall constitute a quorum at a meeting of shareholders.

•     Special meetings may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the “Whole Board,” meaning the total number of directors which the Corporation would have if there were no vacancies on the Board.

•     Special meetings may be called by the President, a majority of the Board of Directors, or by a committee of the Board of Directors pursuant to a resolution of the Board of Directors, except as otherwise provided by New Jersey law. Special meetings may be called at the request of stockholders by the secretary only on the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

•     For purposes of determining stockholders entitled to vote at a meeting, the board of directors may fix, in advance, a record date that is neither less than 10 days nor more than 60 days before the meeting. If no record date is fixed, the record date is the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the next day preceding the day on which the meeting is held.

•     Under New Jersey law, unless the bylaws provide otherwise, the board of directors may set a record date for the purposes of making any proper determination with respect to stockholders. The record date may not be prior to the close of business on the day the record date is fixed and shall not be more than 60 days before the date on which the action will be taken. In the case of a stockholders’ meeting, the record date must be at least 10 days before the meeting.

New York Community	Synergy
• The Board of Directors or any stockholder may nominate directors for election or propose new business.	• Same.

•     To nominate a director or propose new business, stockholders must give written notice not less than 90 days before the meeting. However, if New York Community gives less than 100 days notice or prior public disclosure of the date of the meeting, written notice of the stockholder proposal or nomination must be delivered to the secretary within 10 days of the date notice of the meeting was mailed to stockholders or such public disclosure was made. Each notice given by a stockholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the stockholder making the nomination or proposal.

•     To propose new business, stockholders must give written notice that is received no later than the close of business on the 60th day before the first anniversary of the preceding year’s annual meeting. For stockholder proposals to be included in Synergy’s proxy materials, the shareholder must comply with all the timing and informational requirements of Rule 14a-8 of the Securities Exchange Act of 1934.

To nominate a director, stockholders must give written notice that is received not less than 60 days before the first anniversary of the preceding year’s annual meeting. Each notice given by a stockholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the stockholder making the nomination or proposal.

Action by Stockholders Without a Meeting

New York Community	Synergy

•     Subject to the rights of holders of any class of series of Preferred Stock of the corporation, any action required or permitted to be taken by the stockholders of the corporation must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

•     Action that may be taken at a stockholders annual or special meeting may be taken without a meeting by unanimous written consent so long as the unanimous written consent which sets forth the action is given in writing by each stockholder entitled to vote on the matter.

Board of Directors

New York Community	Synergy
• The bylaws provide that the number of directors shall be such number as the majority of the whole board shall from time to time have designated, and in the absence of such designation, shall be 16.

•     The bylaws provide that the number of directors shall be fixed from time to time exclusively by vote of at least two-thirds of the board of directors but in no event shall the number of directors exceed 15.

• The board of directors is divided into three classes, with one class elected at each annual meeting.	• Same.

New York Community	Synergy

•     Subject to the rights of preferred stockholders, and unless the board of directors otherwise determines, vacancies on the board of directors will be filled by a majority vote of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

•     Any vacancies in the board of directors, however caused, may be filled by the affirmative vote of a majority of the remaining directors in office, whether or not a quorum, and any director so chosen will hold office until the next annual meeting.

•     No person may be elected, appointed or nominated as a director after December 31 of the year in which such person attains the age of 80, provided that the board of directors may exclude an incumbent director from such age limitation by written resolution approved by a majority of disinterested members.

•     Synergy does not have an age requirement but does have the following requirements for directors. Each director of Synergy must reside within the State of New Jersey in a county where Synergy Bank maintains a branch office unless the director was also a director of Synergy Financial Group, Inc., as of December 31, 2001. Each director of Synergy must own at least 1,000 shares of Synergy’s common stock. A person is not eligible to serve as a director of Synergy if he or she is a “management official” of another “depository institution” or “depository holding company” as defined by the Office of Thrift Supervision. A person is not eligible to serve as director if he or she is under indictment for, or has ever been convicted of, a criminal offense that involves dishonesty or breach of trust and for which the penalty could be imprisonment for more than one year; (2) is a person against whom a federal or state bank regulatory agency has issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal; (3) has been found either by any federal or state regulatory agency whose decision is final and not subject to appeal or by a court to have (a) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency or (b) breached a fiduciary duty involving personal profit; or (4) has been nominated by a person who would be disqualified from serving as a director of Synergy under (1), (2) or (3) above.

•     Subject to the rights of preferred stockholders, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class.

• Same.

Limitation of Personal Liability of Directors

New York Community	Synergy

•      Delaware law provides a corporation may indemnify any director made party to any proceeding by reason of service in that capacity if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

•      New Jersey law provides a corporation may indemnify any director made party to any proceeding by reason of service in that capacity, unless (1) it is established that the act or omission of the director was material to the matter giving rise to the proceeding and: (a) was committed in bad faith, or could not have been reasonably believed to be in or not opposed to the best interests of the corporation; (b) was the result of active and deliberate dishonesty; or (2) the director received an improper personal benefit in money, property, or services; or (3) in the case of any criminal proceeding, the director has reasonable cause to believe that the act or omission was unlawful. Furthermore, unless limited by the certificate of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he is a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

•      Delaware law also provides that a corporation may not indemnify a director in respect to any claim, issue or matter as to which the director has been adjudged to be liable to the corporation unless and only to the extent that, the Court of Chancery or court where such action was brought determines indemnity is proper. Furthermore, directors shall be indemnified where they have been successful on the merits or otherwise.

•      New Jersey law also provides that a corporation may not indemnify a director where the director is found liable to the corporation in a stockholder derivative proceeding or in connection with a proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director is adjudged liable on the basis that personal benefit was improperly received by him. Under these circumstances, the director may petition a court to nevertheless order indemnification if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

•      New York Community’s certificate of incorporation provides that the corporation shall indemnify any director made party to a proceeding because he or she is or was serving as director against all expense, liability and loss to the fullest extent authorized by Delaware law.

•      Synergy’s certificate of incorporation provides that Synergy shall indemnify any director made party to a proceeding because he or she is or was serving as director against all expense, liability and loss to the fullest extent authorized by New Jersey law.

New York Community	Synergy

•      New York Community’s certificate of incorporation also provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividends or unlawful stock purchases or redemption; or (iv) for any transaction from which the director derived an improper personal benefit.

Stockholder Rights Plan

New York Community	Synergy
• None.

•      Synergy has implemented a rights plan under which a Synergy stockholder has the right to purchase one share of Synergy common stock at a specified time after any person commences a tender or exchange offer which, if consummated, would result in such person becoming a beneficial owner of 15% or more of the outstanding shares of common stock, subject to certain restrictions, or a person otherwise acquires beneficial ownership of 15% or more of the outstanding shares of Synergy common stock. Synergy has taken action to exempt the merger agreement and the transactions contemplated thereby from the operation of its stockholder protection rights agreement.

Stockholder Inspection Rights

New York Community	Synergy

•      The Delaware General Corporation Law provides that any stockholder, regardless of the number of shares held and how long he or she has held his or her shares, generally has the right to inspect the corporation’s stock ledger, list of stockholders and other books and records, provided he or she has a proper purpose for doing so and satisfies certain procedural requirements.

•      Under the New Jersey General Corporation Law, only a holder or group of holders of 5% or more of the corporation’s stock for at least six months has the right to inspect the corporation’s stock ledger, list of stockholders and books of account for any proper purpose.

Amendment of the Bylaws

New York Community	Synergy

•     The board of directors, by resolution adopted by a majority of the whole board, may amend, alter, or repeal the bylaws at any board meeting, provided notice of the proposed change was given not less than two days prior to the meeting. Stockholders also may amend, alter or repeal the bylaws at any stockholders meeting provided notice of the proposed change was given in the notice of the meeting, and provided there is the vote of 80% of the voting power of all the then-outstanding shares of voting stock voting together as a single class.

•     The board of directors is expressly empowered to adopt, amend or repeal the bylaws by approval of two thirds of the total number of directors the corporation would have if there were no vacancies. The stockholders also have power to adopt, amend or repeal bylaws by the vote of 80% of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

Amendment of the Certificate of Incorporation

New York Community	Synergy

•     The certificate of incorporation may be amended or repealed in the manner prescribed by Delaware law, provided that the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal provisions of the certificate relating to amendments to the certificate, voting rights of beneficial stockholders in excess of 10%, actions without stockholder meetings, special meetings of stockholders, the number, terms and classification and removal of directors, amendments to the bylaws, supermajority vote requirements for certain business combinations with interested stockholders, and the board’s discretion as to offers from other persons for business combinations.

•     The certificate of incorporation may be amended or repealed in the manner prescribed by New Jersey law, provided that the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal provisions relating to amendments to the certificate, restrictions on voting rights of the corporation’s equity securities, directors, amendments to the bylaws, advance notice for nominations and proposals, preemptive rights, approval of certain business combinations, acquisitions of equity securities from interested persons, indemnification of directors and officers, and limitation of liability.

DESCRIPTION OF THE CAPITAL STOCK OF NEW YORK COMMUNITY BANCORP, INC.

In this section, we describe the material features and rights of the New York Community capital stock after the merger. This summary is qualified in its entirety by reference to applicable Delaware law, New York Community’s certificate of incorporation and New York Community’s bylaws, as described below. See “Where You Can Find More Information” on page •.

General

New York Community is currently authorized to issue 600,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of New York Community common stock has the same relative rights as, and is identical in all respects to, each other share of New York Community common stock.

As of •, 2007, there were • shares of common stock of New York Community outstanding (including • shares of common stock of New York Community reserved for issuance pursuant to New York Community’s employee benefit plans, New York Community stock option plans and shares that may be issued pursuant to warrants issued as part of New York Community’s BONUSESSM units) and no shares of common stock of New York Community held in treasury. After giving effect to the merger on a pro forma basis, (and not taking into account New York Community or Synergy stock options that may be exercised prior to closing) approximately • shares of New York Community common stock will be outstanding.

Common Stock

Dividends. Subject to certain regulatory restrictions, New York Community can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board of Directors. Funds for New York Community dividends are generally provided through dividends from New York Community Bank and New York Commercial Bank (the “Banks”). The payment of dividends by the Banks is subject to limitations which are imposed by law and applicable regulation. The holders of common stock of New York Community are entitled to receive and share equally in such dividends as may be declared by the Board of Directors of New York Community out of funds legally available therefore. If New York Community issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of New York Community possess exclusive voting rights in New York Community. They elect the New York Community Board of Directors and act on such other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If New York Community issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote, which is calculated after giving effect to a provision limiting voting rights. This provision in New York Community’s certificate of incorporation provides that, with limited exception, stockholders who beneficially own in excess of 10% of the then-outstanding shares of common stock of New York Community are not entitled to any vote with respect to shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity.

Liquidation. In the event of any liquidation, dissolution or winding up of the Banks, New York Community, as holder of the Banks capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Banks (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders, all assets of the Banks available for distribution. In the event of liquidation, dissolution or winding up of New York Community, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of New York Community available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the New York Community common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of New York Community common stock are not entitled to preemptive rights with respect to any shares which may be issued. The New York Community common stock is not subject to redemption.

Preferred Stock

Shares of New York Community preferred stock may be issued with such designations, powers, preferences and rights as the New York Community Board of Directors may from time to time determine. The New York Community Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

DISCUSSION OF ANTI-TAKEOVER PROTECTION IN

NEW YORK COMMUNITY BANCORP, INC.’S CERTIFICATE

OF INCORPORATION AND BYLAWS

General

Certain provisions of the New York Community certificate of incorporation and bylaws may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of New York Community without negotiation with the New York Community Board of Directors. The effect of these provisions is discussed briefly below. All of the provisions discussed below are contained in New York Community’s current certificate of incorporation and bylaws. Except as described below and under “Comparison of Stockholders’ Rights,” Synergy’s certificate of incorporation and bylaws have substantially similar provisions.

Authorized Stock

The shares of New York Community common stock and New York Community preferred stock authorized by New York Community’s certificate of incorporation but not issued provide the New York Community Board of Directors with the flexibility to effect certain financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a stockholder vote, subject to the requirements of the New York Stock Exchange or any other exchange or quotation system on which New York Community’s stock may then be listed or quoted. The New York Community Board of Directors, consistent with its fiduciary duties, could also authorize the issuance of these shares, and could establish voting, conversion, liquidation and other rights for the New York Community preferred stock being issued, in an effort to deter attempts to gain control of New York Community.

Classification of Board of Directors; No Cumulative Voting

New York Community’s certificate of incorporation and bylaws provide that the Board of Directors of New York Community is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years. This classification of the New York Community Board of Directors may discourage a takeover of New York Community because a stockholder with a majority interest in New York Community would have to wait for at least two consecutive annual meetings of stockholders to elect a majority of the members of the New York Community Board of Directors. In addition, New York Community’s certificate of incorporation does not and will not, after the merger, authorize cumulative voting for the election of directors of New York Community.

Size of Board; Vacancies; Removal of Directors

The provisions of New York Community’s certificate of incorporation and bylaws giving the New York Community Board of Directors the power to determine the exact number of directors, to fill any vacancies or newly created positions, and allowing removal of directors only for cause upon an 80% vote of stockholders, are intended to insure that the classified Board of Directors provisions discussed above are not circumvented by the removal of incumbent directors. Furthermore, since New York Community stockholders do not, and will not, after the merger, have the ability to call special meetings of stockholders, a stockholder seeking to have a director removed for cause generally will be able to do so only at an annual meeting of stockholders. These provisions could make the removal of any director more difficult, even if such removal were desired by the stockholders of New York Community. In addition, these provisions of New York Community’s certificate of incorporation and bylaws could make a takeover of New York Community more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the New York Community Board of Directors.

Special Meetings of Stockholders

The provisions of New York Community’s certificate of incorporation and bylaws relating to special meetings of stockholders are intended to enable the New York Community Board of Directors to determine if it is appropriate for New York Community to incur the expense of a special meeting in order to present a proposal to New York Community stockholders. If the New York Community Board of Directors determines not to call a special meeting, stockholder proposals could not be presented to the stockholders for action until the next annual meeting, or until such proposal is properly presented before an earlier duly called special meeting, because stockholders cannot call a special meeting. In addition, these provisions could make a takeover of New York Community more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of the New York Community Board of Directors.

Stockholder Action by Unanimous Written Consent

The purpose of the provision in New York Community’s certificate of incorporation prohibiting stockholder action by written consent is to prevent any person or persons holding the percentage of the voting stock of New York Community otherwise required to take corporate action from taking such action without giving notice to other stockholders and without the procedures of a stockholder meeting.

Amendment of Certificate of Incorporation and Bylaws

The requirements in New York Community’s certificate of incorporation and bylaws for an 80% stockholder vote for the amendment of certain provisions of New York Community’s certificate of incorporation and New York Community’s bylaws is intended to prevent a stockholder who controls a majority of the New York Community stock from avoiding the requirements of important provisions of New York Community’s certificate of incorporation or bylaws simply by amending or repealing them. Thus, the holders of a minority of the shares of the New York Community stock could block the future repeal or modification of New York Community’s bylaws and certain provisions of the certificate of incorporation, even if such action were deemed beneficial by the holders of more than a majority, but less than 80%, of the New York Community stock.

Voting Limitation

New York Community’s certificate of incorporation provides that, with limited exception, holders of common stock who beneficially own in excess of 10% of the outstanding shares of New York Community common stock are not entitled to vote any shares held in excess of 10% of the outstanding shares of common stock.

Business Combinations with Interested Stockholders

New York Community’s certificate of incorporation provides that any “Business Combination” (as defined below) involving New York Community and an Interested Stockholder must be approved by the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote, unless either a majority of the “Disinterested Directors” (as defined in the certificate) of New York Community has approved the Business Combination or the terms of the proposed Business Combination satisfy certain minimum price and other standards. For purposes of these provisions, an “Interested Stockholder” includes:

•	any person (with certain exceptions) who is the “Beneficial Owner” (as defined in the certificate) of more than 10% of New York Community common stock;

•	any affiliate of New York Community which is the Beneficial Owner of more than 10% of New York Community common stock during the prior two years; or

•	any transferee of any shares of New York Community common stock that were beneficially owned by an “Interested Stockholder” during the prior two years.

For purposes of these provisions, a “Business Combination” is defined to include:

•	any merger or consolidation of New York Community or any subsidiary with or into an Interested Stockholder or affiliate of an Interested Stockholder;

•	the disposition of the assets of New York Community or any subsidiary having an aggregate value of 25% or more of the combined assets of New York Community and its subsidiaries;

•

the issuance or transfer by New York Community or any subsidiary of any of its securities to any Interested Stockholder or affiliate of an Interested Stockholder in exchange for cash, securities or other property having an aggregate value of 25% or more of the outstanding common stock of New York Community and its subsidiaries;

•

any reclassification of securities or recapitalization that would increase the proportionate share of any class of equity or convertible securities owned by an Interested Stockholder or affiliate of an Interested Stockholder; and

•	the adoption of any plan for the liquidation or dissolution of New York Community proposed by, or on behalf of, an Interested Stockholder or an affiliate of an Interested Stockholder.

This provision is intended to deter an acquiring party from utilizing two-tier pricing and similar coercive tactics in an attempt to acquire control of New York Community. However, it is not intended to, and will not, prevent or deter all tender offers for shares of New York Community.

Business Combination Statutes and Provisions

Section 203 of the Delaware General Corporation Law (“DGCL”) prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans;

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or

•

the transaction is one of certain business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the DGCL.

Neither of New York Community’s certificate of incorporation or bylaws contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203 of the DGCL.

ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the merger at the time of the special meeting, the merger may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Synergy at the time of the special meeting to be voted for an adjournment, if necessary, Synergy has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The Board of Directors of Synergy recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 120 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

EXPERTS

The consolidated financial statements of New York Community Bancorp, Inc. and its subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference into this document in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which are incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Synergy Financial Group, Inc. and its subsidiaries as of and for the year ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm and are incorporated by reference into this document in reliance upon the report of Crowe Chizek and Company LLC, independent registered public accounting firm, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of Synergy Financial Group, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2005 incorporated by reference into this document have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is incorporated herein by reference upon the authority of said firm as experts in accounting and auditing in giving said report.

LEGAL OPINIONS

The validity of the common stock to be issued in the merger and the United States federal income tax consequences of the merger transaction have been passed upon by Muldoon Murphy & Aguggia LLP, Washington, D.C., special counsel to New York Community.

OTHER MATTERS

As of the date of this document, the Synergy Board of Directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document. However, if any other matter shall properly come before this special meeting or any adjournment or postponement of the special meeting and shall be voted upon, the enclosed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against the merger will be voted in favor of any adjournment or postponement to solicit further proxies for the approval of the merger.

SYNERGY ANNUAL MEETING STOCKHOLDER PROPOSALS

Synergy will hold its 2008 Annual Meeting of Stockholders only if the merger is not consummated before the time of such meeting. Stockholder proposals intended to be presented at Synergy’s next annual meeting must be received by its Secretary at the administrative office of Synergy, 310 North Avenue East, Cranford, New Jersey, no later than December 1, 2007 to be eligible for inclusion in Synergy’s proxy statement and form of proxy for the next annual meeting. Any such proposal will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended, and as with any stockholder proposal (regardless of whether included in Synergy’s proxy materials), Synergy’s certificate of incorporation and bylaws and applicable state law.

To be considered for presentation at the next annual meeting, but not for inclusion in Synergy’s proxy statement and form of proxy for that meeting, proposals must be received by Synergy at the above address no later than February 23, 2008. Stockholder proposals must meet other applicable criteria as set forth in Synergy’s bylaws and in the SEC’s proxy rules, in order to be considered at the 2008 annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

New York Community has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission approximately 11.0 million shares of New York Community common stock. This document is a part of that registration statement. As permitted by Securities and Exchange Commission rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the addresses set forth above. You may also obtain a copy of the registration statement on the Securities and Exchange Commission’s web site located at http://www.sec.gov. Statements contained in this document as to the contents of any contract or other document referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.

Both New York Community and Synergy file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may obtain copies of these documents by mail from the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, New York Community and Synergy file such reports and other information with the Securities and Exchange Commission electronically, and the Securities and Exchange Commission maintains a web site located at http://www.sec.gov containing this information.

The Securities and Exchange Commission allows New York Community and Synergy to incorporate certain information into this document by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by New York Community:

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•

Current Reports on Form 8-K filed on January 3, 2007, February 13, 2007, February 20, 2007, March 5, 2007, March 9, 2007, March 13, 2007, March 16, 2007, April 2, 2007, April 11, 2007, April 16, 2007, May 14, 2007, May 30, 2007, June 6, 2007 and June 20, 2007 (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K); and

•

The description of New York Community common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

This document also incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by Synergy:

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007; and

•	Current Reports on Form 8-K filed on February 8, 2007 and May 14, 2007 (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K).

In addition, New York Community and Synergy also incorporate by reference additional documents that either company may file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this document and the date of the Synergy special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K unless indicated otherwise in any such Form 8-K), as well as proxy statements.

New York Community has supplied all information contained or incorporated by reference in this document relating to New York Community, as well as all pro forma financial information, and Synergy has supplied all information relating to Synergy.

Documents incorporated by reference are available from New York Community and Synergy without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses and phone numbers:

New York Community Bancorp, Inc. Ilene A. Angarola First Senior Vice President and Director, Investors Relations 615 Merrick Avenue Westbury, New York 11590 (516) 683-4420	Synergy Financial Group, Inc. Kevin M. McCloskey Senior Vice President and Chief Operating Officer 310 North Avenue East Cranford, New Jersey 07016 (908) 272-3838 ext. 3292

Synergy stockholders requesting documents should do so by •, 2007 in order to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from New York Community or Synergy, New York Community or Synergy will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither New York Community nor Synergy has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that which is contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF OFFICERS AND DIRECTORS.

New York Community Bancorp, Inc.’s (the “Corporation”) Amended and Restated Certificate of Incorporation, Article 10, provides that each person who was or is made a party to or is threatened to be made a party to or is otherwise involved in any proceeding, by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law (“DGCL”) against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that, except with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify such person in connection with a proceeding initiated by such person only if such proceeding was authorized by the Corporation’s board of directors. The DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. However, indemnity may not be granted in respect of a claim, issue or matter as to which a person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The Corporation’s Amended and Restated Certificate of Incorporation provides that such rights to indemnification are contract rights and that the expenses incurred by such person will be paid in advance of a final disposition of any proceeding, provided, however, that if required under the DGCL, an advancement of expenses incurred by a person in his or her capacity as a director or officer shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such person, to repay the amounts so advanced if it shall ultimately be determined by final adjudication that such person is not entitled to be indemnified for such expenses under Article 10, Section B of the Corporation’s Amended and Restated Certificate of Incorporation or otherwise.

With respect to possible indemnification of directors, officers and controlling persons of the Corporation for liabilities arising under the Securities Act of 1933 (the “Act”) pursuant to such provisions, the Corporation is aware that the Securities and Exchange Commission has publicly taken the position that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required and amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement or incorporated by reference herein.

(c) The opinion of Sandler O’Neill & Partners, L.P. is included as Appendix B to the proxy statement–prospectus.

ITEM 22.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York in the City of Westbury, on this 20th day of June, 2007.

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ JOSEPH R. FICALORA
Joseph R. Ficalora
Chairman, President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Joseph R. Ficalora and Thomas R. Cangemi, or any of them, acting alone, as his or her true and lawful attorney-in-fact, with full power and authority to execute in the name, place and stead of each such person in any and all capacities and to file, an amendment or amendments to the Registration Statement (and all exhibits thereto) and any documents relating thereto, which amendments may make such changes in the Registration Statement as said officer or officers so acting deem(s) advisable.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOSEPH R. FICALORA Joseph R. Ficalora	Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)	June 20, 2007

/s/ THOMAS R. CANGEMI Thomas R. Cangemi	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 20, 2007

/s/ JOHN J. PINTO John J. Pinto	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	June 20, 2007

/s/ DONALD M. BLAKE Donald M. Blake	Director	June 20, 2007

/s/ DOMINICK CIAMPA Dominick Ciampa	Director	June 20, 2007

/s/ ROBERT S. FARRELL Robert S. Farrell	Director	June 20, 2007

/s/ JAMES J. O’DONOVAN James J. O’Donovan	Director	June 20, 2007

Signature	Title	Date

/s/ WILLIAM C. FREDERICK, M.D. William C. Frederick, M.D.	Director	June 20, 2007

/s/ MAX L. KUPFERBERG Max L. Kupferberg	Director	June 20, 2007

/s/ MAUREEN E. CLANCY Maureen E. Clancy	Director	June 20, 2007

/s/ JOHN A. PILESKI John A. Pileski	Director	June 20, 2007

/s/ JOHN M. TSIMBINOS John M. Tsimbinos	Director	June 20, 2007

/s/ HANIF DANYA Hanif Danya	Director	June 20, 2007

/s/ SPIROS J. VOUTSINAS Spiros J. Voutsinas	Director	June 20, 2007

/s/ HON. GUY V. MOLINARI Hon. Guy V. Molinari	Director	June 20, 2007

/s/ MICHAEL J. LEVINE Michael J. Levine	Director	June 20, 2007

EXHIBIT LIST

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
2.1	Agreement and Plan of Merger, dated as of May 13, 2007, by and between New York Community Bancorp, Inc. and Synergy Financial Group, Inc. is included as Annex A to the proxy statement–prospectus included in this registration statement. Certain exhibits have been omitted from the Agreement as filed with the SEC. The omitted information is considered immaterial from an investor’s perspective. The Registrant will furnish to the SEC supplementally a copy of any omitted exhibit upon request from the SEC.

3.1	Amended and Restated Certificate of Incorporation (2)

3.2	Certificates of Amendment of Amended and Restated Certificate of Incorporation (3)

3.3	Amended and Restated Bylaws (4)

4.1	Specimen Stock Certificate (5)

4.2	Registrant will furnish, upon request, copies of all instruments defining the rights of holders of long-term debt instruments of the registrant and its consolidated subsidiaries.

5.1	Form of Opinion of Muldoon Murphy & Aguggia LLP regarding the legality of the securities being registered

8.1	Form of Opinion of Muldoon Murphy & Aguggia LLP as to tax matters

23.1	Consent of Muldoon Murphy & Aguggia LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of KPMG LLP (relating to New York Community Bancorp, Inc.)

23.3	Consent of Crowe Chizek and Company LLC (relating to Synergy Financial Group, Inc.)

23.4	Consent of Grant Thornton, LLP (relating to Synergy Financial Group, Inc.)

24.1	Power of Attorney (included in the signature page)

99.1	Consent of Sandler O’Neill & Partners, L.P.

99.2	Form of proxy of Synergy Financial Group, Inc.

(1)	Incorporated herein by reference into this document from the Exhibits with New York Community Bancorp. Inc.’s Form 8-K filed with the Securities and Exchange Commission on October 14, 2005
(2)	Incorporated by reference to Exhibits filed with the New York Community Bancorp, Inc.’s Form 10-Q for the quarterly period ended March 31, 2001 (File No. 0-22278)
(3)	Incorporated by reference to Exhibits filed with the New York Community Bancorp, Inc.’s Form 10-K for the year ended December 31, 2003 (File No. (1-31565)
(4)	Incorporated by reference to Exhibits filed with the New York Community Bancorp, Inc.’s Form 8-K filed with the Securities and Exchange Commission on June 20, 2007
(5)	Incorporated by reference to Exhibits filed with the New York Community Bancorp, Inc.’s Registration Statement on Form S-1, (Registration No. 33-66852)